As filed with the Securities and Exchange Commission on August 19, 2005

Registration Statement No. 333-________

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ASPENBIO, INC.
(Name of small business issuer in its charter)

Colorado	2835	84-1553387
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1585 South Perry Street Castle Rock, Colorado 80104 (303) 794-2000	Richard G. Donnelly 1585 South Perry Street Castle Rock, Colorado 80104 (303) 794-2000
(Address and telephone number of principal executive offices and address of principal place of business)	(Name, address and telephone number of agent for service)

With a Copy to:

Theresa M. Mehringer, Esq.
Burns Figa & Will, P.C.
6400 S. Fiddlers Green Circle
Suite 1030
Englewood, Colorado 80110
(303) 796-2626

Approximate date of proposed sale to the public:
As soon as practicable following the date on which the Registration Statement becomes effective.

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock	10,072,638 Shares	$.83	$8,360,290	$984.01

Shares of Common Stock Issuable
Upon Exercise of Warrants	10,407,775 Shares	$.83	$8,638,453	$1,016.75

Total	20,480,413 Shares(3)	$.83	$16,998,743	$2,000.76

(1)	For a description of the various securities referred to herein and the transactions in which they were issued, See “Description of Securities — Securities Registered Hereby.”

(2)	Proposed maximum offering price and registration fee is based on the average of the bid and asked prices as reported by Over-The-Counter Bulletin Board on August 12, 2005 (a date within five business days prior to the initial filing hereof.

(3)	All shares offered pursuant to this Registration Statement relate only to resales by Selling Shareholders.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion — Preliminary Prospectus dated August ___, 2005

        Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ASPENBIO, INC.

20,480,413 Shares of Common Stock to be issued to and offered by Selling Shareholders

        An aggregate of 20,480,413 shares (the “Shares”) of no par value Common Stock (the “Common Stock”) of AspenBio Inc. (“us,” ” we,” “AspenBio” or the “Company”) may be offered by certain shareholders (the “Selling Shareholders”) from time to time in the public market. The shares of Common Stock offered hereby include the resale of: (i) 10,407,775 shares of Common Stock issuable upon exercise of outstanding warrants and options; and (ii) 10,072,638 shares of Common Stock outstanding.

        The Common Stock is traded on the Over-The-Counter Bulletin Board under the symbol “APNB.OB. ” On August 12, 2005, the closing bid price of the Common Stock as reported on the Over-The-Counter Bulletin Board was $0.81.

i

        The Shares will be offered by the Selling Shareholders through dealers or brokers on the OTC Bulletin Board. The Shares may also be sold in privately negotiated transactions. Sales through dealers or brokers are expected to be made with customary commissions being paid by the Selling Shareholders. Payments to persons assisting the Selling Shareholders with respect to privately negotiated transactions will be negotiated on a transaction-by-transaction basis. The Selling Shareholders have advised the Company that prior to the date of this Prospectus they have made no agreements or arrangements with any underwriters, brokers or dealers regarding the sale of the Shares. See “Plan of Distribution.” Any commissions and/or discounts on the sale of Shares offered by the Selling Shareholders will be paid by the Selling Shareholders, and all other expenses related to the filing of the registration statement to which this offering relates are being paid by the Company. Other expenses to be paid by the Company may include SEC filing fees and costs, printing costs, legal fees and accounting fees.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        These securities are speculative and involve a high degree of risk and immediate substantial dilution to investors. Potential purchasers should not invest in these securities unless they can afford the risk of losing their entire investment. See “Risk Factors” on page 5 of this prospectus.

        Prospectus dated August ___, 2005

ii

TABLE OF CONTENTS

Forward-Looking Statements	1

Prospectus Summary	1

Risk Factors	4

Use Of Proceeds	8

Selling Shareholders	8

Plan of Distribution	10

Legal Proceedings	12

Dividend Policy	12

Management	12

Security Ownership of Certain Beneficial Owners and Management	14

Description of Securities	15

Certain Relationships and Related Transactions	16

Description of Business	17

Management's Discussion and Analysis of Financial Condition and Results of Operations	28

Description of Property	34

Market for the Registrant's Common Stock and Related Stockholder Matters	34

Executive Compensation	35

Legal Matters	37

Experts	37

Changes in Accountants	38

Additional Information	38

Index to Financial Statements	F-	1

iii

FORWARD LOOKING STATEMENTS

        Statements made in this Prospectus, including statements contained in information incorporated by reference, that are not historical or current facts are “forward-looking statements.” Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

        Statements concerning the establishments of reserves and adjustments for dated and obsolete products, expected financial performance, on-going business strategies and possible future action which we intend to pursue to achieve strategic objectives constitute forward-looking information. The sufficiency of such charges, implementation of strategies and the achievement of financial performance are each subject to numerous conditions, uncertainties, and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements, include, without limitation, management’s analysis of our assets, liabilities, and operations, the failure to sell date-sensitive inventory prior to its expiration, competition, new product development by competitors, which could render particular products obsolete, the inability to develop or acquire and successfully introduce new products or improvements of existing products, problems in collecting receivables, testing or other delays or problems in introducing our bovine pregnancy test, and difficulties in obtaining financing on an as-needed basis. These factors are discussed in this Prospectus under the heading “Risk Factors” and in the “Management’s Discussion and Analysis” section.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus and the documents incorporated by reference herein.

The Company

        AspenBio, Inc. is an emerging biotechnology company engaged in the discovery, development, manufacture, and marketing of products for animal healthcare. Founded in August 2000, the Company was initially created for the purpose of acquiring the antigen business of Vitro Diagnostics, Inc. to leverage its proprietary knowledge and technology towards the development of novel products with substantial market potential. As a dominant supplier of human antigens, AspenBio manufactures these antigens primarily for use as controls to determine whether diagnostic test kits are functioning properly. The Company currently markets more than 30 products for diagnostic test kit manufacturers and research facilities. While generating modest revenues from this antigen business, we have been actively advancing the development of novel patented or patent pending animal reproduction products for large worldwide markets. We currently have a robust product pipeline with four novel recombinant hormones and a new bovine early pregnancy detection test in development. We recently initiated our first FDA application with the Investigative New Animal Drug Application (“INADA”) filing of our new equine drug, (rEquine LH).

        By applying its proprietary platform technology to veterinary medicine, AspenBio gains several competitive advantages. First, since the FDA approval process for animal products is often less costly and time-consuming than that for human products, our research and development costs are substantially reduced and the timeline to product launch is shortened. Second, we believe animal healthcare represents an area of significant untapped market potential with relatively limited market competition as compared to the human market. Third, we are able to focus our research and product development resources on improving animal reproduction which provides significant new economic and efficiency benefits in large underdeveloped markets worldwide. Fourth, we are able to focus on fully exploiting the tremendous market potential of a totally new class of reproduction hormones via our patented “single-chain gonadotropin” technology which offers a number of significant cost and performance advantages over conventional hormone products available throughout the world. Our long-term goal is to methodically leverage this “single-chain gonadotropin” technology into products for all non-human mammalian species of economic importance.

        Our success depends on our ability to develop and commercialize new products. We are focused on bringing five novel products to market in the near term. Three of these products provide novel solutions to improve bovine reproduction and two of these products provide unique solutions for equine reproduction management. We have or anticipate being granted patent protection on each of these products.

        More information on these and other product offerings is described under Business of the Company, below.

        Our principal office is located at 1585 South Perry Street, Castle Rock, Colorado 80104, telephone number 303-794-2000. Our website is www.aspenbioinc.com.

The Offering

        Pursuant to this Prospectus, the Selling Shareholders may from time to time offer all or any portion of an aggregate of 20,480,413 Shares of Common Stock on the OTC Bulletin Board through underwriters, dealers or brokers or in independently negotiated transactions. See “Selling Shareholders” and “Plan of Distribution.” Except to the extent of the cash exercise price paid to the Company upon exercise of warrants for Shares registered under this Prospectus, the Company will not receive any proceeds from the sale of Shares offered by the Selling Shareholders. Included in this Prospectus is a total of 10,072,638 shares of Common Stock outstanding and 10,407,775 shares of Common Stock issuable upon the exercise of outstanding warrants being registered for public sale.

        As of August 12, 2005, there were 15,789,513 shares of Common Stock outstanding. The Company’s Common Stock is traded on the OTC-Bulletin Board under the symbol “APNB.OB.”

Risk Factors

        The securities offered are speculative and involve a high degree of risk. Factors which may affect the Company’s business and the securities offered hereby include uncertain financial condition, lack of profitability, dependence on a few major customers, possible need for additional capital, dependence on management, substantial debt and the likely adverse effect of this Offering on the market price of the Company’s Common Stock. All of the Shares may be resold in the public market by the Selling Shareholders. Sales of any of these previously restricted Shares into the public market could impact the market adversely so long as this Offering continues. See “Risk Factors” beginning on page 5.

Use of Proceeds

        The Company will not receive any proceeds from sales of Shares by the Selling Shareholders, except to the extent of the cash exercise price paid upon the exercise of warrants for Shares registered under this Prospectus. All proceeds received from the sale of the Shares offered by the Selling Shareholders will accrue to the benefit of the Selling Shareholders and not to the Company.

RISK FACTORS

        The securities offered in this prospectus are highly speculative and involve a high degree of risk, including among other items the risk factors described below. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth would likely suffer. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in the shares.

Risks Related to Our Business

Our success depends on our ability to develop and commercialize new products.

Our success depends on our ability to successfully develop new products. Although we are engaged in human diagnostic antigen manufacturing operations and all of our revenues are derived from this business, we believe our ability to substantially increase our revenues and generate net income is contingent on successfully developing one or more of our pipeline products. Our ability to develop any of the pipeline products is dependent on a number of factors, including funding availability to complete development efforts, to adequately test and refine products, and to commercialize our products, thereby generating revenues once development efforts prove successful. We have encountered in the past and may again encounter in the future problems in the testing phase for different pipeline products, sometimes resulting in substantial setbacks in the development process. There can be no assurance that we will not encounter similar setbacks with the products in our pipeline, or that funding from outside sources and our revenues will be sufficient to bring any or all of our pipeline products to the point of commercialization. The can be no assurance that the products we are developing will work effectively in the marketplace, nor that we will be able to produce them on an economical basis.

Our Distribution Agreement with Merial could be terminated.

Our Agreement with Merial Limited (“Merial”) for SurBred™15(TM) contemplated a product launch date of October 1, 2003. The sales goals under the Agreement state that the goals will be prorated by calendar quarter since the product launch did not occur by October 1, 2003. We are actively engaged in research and development on this product, but do not yet have a satisfactory working prototype.     Consequently, progress payments from Merial have been delayed, and until we reach certain milestones, continued delays in developing a prototype could result in substantial modifications to the Merial Agreement, and/or possibly cancellation. As a result of sensitivity issues encountered in making the test into a commercially acceptable rapid diagnostic test we have recently engaged a specialist with extensive experience in whole blood rapid diagnostic tests to assist us in the development of this product. Although Merial has expressed its desire to continue working with us, if we are unable to satisfy Merial and/or successfully develop a prototype, due to the significant delays that have been encountered, Merial may discontinue its support of this product and cancel the Agreement and, in the event of canceling, may request a refund of 50% ($100,000) of the advance development fees they have paid to date. The inability to successfully develop a prototype and/or cancellation of the Agreement could have a material adverse effect on our business plan and projected growth.

Our success will depend in part on establishing effective strategic partnerships and business relationships.

A key aspect of our business strategy is to establish strategic partnerships. We currently have license arrangements with the University of Idaho, the University of Wyoming and Washington University (St. Louis, MO). It is likely that we will seek other strategic alliances. We also intend to rely heavily on companies with greater capital resources and marketing expertise to market some of our products, such as our agreement with Merial. While we have identified certain possible candidates for other potential products, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these collaborations or establish new collaborations in the future on acceptable terms. Furthermore, these arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the issuance of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in a timely manner, or if we fail to perform our obligations in a timely manner, the development or commercialization of our technology in potential products may be affected, delayed or terminated.

We have limited manufacturing experience, and we may experience manufacturing problems that limit the growth of our revenue.

We purify human and animal antigens and tumor markers. In 2004, our revenues from these sales were approximately $804,000. We intend to introduce new products with substantially greater revenue potential. We may seek to manufacture these products in-house or through contractual arrangements with third parties. In either event, we may not be able to produce sufficient quantities at an acceptable cost. In addition, we may encounter difficulties in production due to, among other things, quality control, quality assurance and component supply. These difficulties could reduce sales of our products, increase our costs, or cause production delays, all of which could damage our reputation and hurt our financial condition. To the extent that we enter into manufacturing arrangements with third parties, we will depend on them to perform their obligations in a timely manner and in accordance with applicable government regulations.

Our success depends upon our ability to protect our intellectual property rights.

Our success will partially depend on our ability to obtain and enforce patents relating to our technology and to protect our trade secrets. Third parties may challenge, narrow, invalidate or circumvent our patents. The patent position of biotechnology companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S. Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many biotechnology patents.

In an effort to protect our un-patented proprietary technology, processes and know-how, we require our employees and consultants to execute confidentiality agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict, or be subject to, the rights of third parties with whom our employees or consultants have previous employment or consulting relationships. Also, others may independently develop substantial proprietary information and techniques or otherwise gain access to our trade secrets. We intend to market our products in many different countries some of which we will not have patents in or applied for. Different countries have different patent rules and we may sell in countries that do not honor patents and in which the risk that our products could be copied and we would not be protected would be greater.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the personnel necessary for the development of our business. A loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our development programs and our business.

Our competitors may have greater resources or research and development capabilities than we have, and we may not have the resources necessary to successfully compete with them.

Our business strategy has been to create a niche in the protein purification area, which is from where all of our current revenues are generated. We are aware of only one competitor commercially selling products in this area, Dr. Albert Parlow, a UCLA professor. The biotechnology business is highly competitive, and we may face increasing competition. We expect that many of our competitors will have greater financial and human resources, more experience in research and development, and more established sales, marketing and distribution capabilities than we have. In addition, the healthcare industry is characterized by rapid technological change. New product introductions or other technological advancements could make some or all of our products obsolete.

We do not currently have insurance that covers product liability.

Our insurance policies do not currently cover claims and liability arising out of defective products. As a result, if a claim were brought against us, we would not have any insurance that would apply and would have to pay any costs directly, which we may not have the resources to do. Because our products have only been used as part of diagnostic test kits, we did not believe that this insurance would be necessary. However, as we expand into other products, the risk of claims will increase and we will need to evaluate the need to obtain insurance.

If we fail to obtain FDA approval, we cannot market certain products in the United States.

Therapeutic products to be used by humans must be approved by the FDA prior to marketing and sale. This would apply to our plan to potentially market an appendicitis test. In order to obtain approval, we must complete extensive clinical trials and comply with numerous standards; this process can take substantial amounts of time and resources to complete. Even if we complete the trials, FDA approval is not guaranteed. FDA approval can be suspended or revoked, or we could be fined, based on a failure to continue to comply with those standards.

FDA approval is also required prior to marketing and sale for therapeutic products that will be used on animals, and can also require considerable time and resources to complete. New drugs for companion animals must receive New Animal Drug Application approval. This type of approval would be required for the use of our therapeutic equine and bovine protein products. The requirements for obtaining FDA approval are similar to those for human drugs described above and may require similar clinical testing. Approval is not assured and, once FDA approval is obtained, we would still be subject to fines and suspension or revocation of approval if we fail to comply with ongoing FDA requirements. The Company is considering selling some of its products thru compounding pharmacies, thereby, circumventing for a period of time, the need for FDA approval prior to making sales of product so long as an IANDA has been filed.

If we fail to obtain regulatory approval in foreign jurisdictions, then we cannot market our products in those jurisdictions.

We plan to market some of our products in foreign jurisdictions. Specifically, we expect that the bovine pregnancy test will be aggressively marketed in foreign jurisdictions. We may market our therapeutic products in foreign jurisdictions, as well. We may need to obtain regulatory approval from the European Union or other jurisdictions to do so and obtaining approval in one jurisdiction does not necessarily guarantee approval in another. We may be required to conduct additional testing or provide additional information, resulting in additional expenses, to obtain necessary approvals.

Risks Related to Our Securities

We will require additional capital in the future and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We have historically needed to raise capital to fund our operating losses. We expect to continue to incur operating losses in the 2005 calendar year and possibly longer. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares may cause dilution to your investment and could also cause the market price of our Common Stock to decline.

Our auditors have added an emphasis paragraph in their audit report raising a question of our ability to continue as a going concern.

Due to our continued losses and limited capital resources our accountants have issued an audit report which contains an emphasis paragraph concerning our going concern status at year-end that could negatively affect our ability to raise capital. The accountants’ report discloses the fact that we incurred a net loss and utilized net cash in operating activities of $2,091,576 and $1,372,268, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,717,177 and $395,603, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We do not anticipate paying any dividends in the foreseeable future.

The Company does not intend to declare any dividends in the foreseeable future. Investors who require income from dividends should not purchase our securities.

Our common stock is classified as a “penny stock” under SEC rules and the market price of our common stock is highly unstable.

A limited trading market exists for our common stock on the OTC Bulletin Board. Since inception of trading in January 2003, our common stock has not traded at $5 or more per share. Because our stock is not traded on a stock exchange or on the Nasdaq National Market or the Nasdaq Small Cap Market, if the market price of the common stock is less than $5 per share, the common stock is classified as a “penny stock.” SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid. Furthermore, at present there is relatively limited trading in our stock which could cause our price to fall if shares are sold into the market.

We have a large number of outstanding options and warrants, and we may issue additional shares, options and warrants.

As of August 8, 2005, 15,789,513 shares of our common stock and an aggregate of 14,076,299 options and warrants were outstanding. We may issue additional shares upon exercise of warrants or options, or in connection with certain business development or license agreements. We may issue additional shares and warrants in order to raise additional capital on an as-needed basis. The issuance of additional shares, options or warrants may cause dilution of your investment.

We issued securities in 2002 which may not qualify for the Private Offering Exemption.

In July, 2002, we issued certain securities in reliance on the private offering exemption from registration to sophisticated, experienced investors who were our shareholders prior to these transactions and who are knowledgeable about the business, financial condition and the risks of investing in the securities. These transactions were made during the pendency of the processing of a registration statement. Under certain circumstances, the SEC has determined that separate offerings should be integrated which has the effect of destroying the private offering exemption. We do not believe that these transactions should be integrated with the sale of our shares by selling shareholders pursuant to the prospectus, which was part of the registration statement. Nonetheless, the SEC may take the position that the offering should be integrated and could challenge the availability of the private offering exemption to us. In that event, we could be subject to enforcement proceedings brought by the SEC and subject to injunctive or other relief, and could be subject to possible civil action by the two purchasers of these securities. It is also possible that the SEC could require us to make a rescission offer through a registration statement to the purchasers of the securities. Any such developments could be expensive and could harm our reputation and result in an adverse impact on our business and financial condition.

Because a limited number of our shareholders exercise voting power of more than 27% of our common stock, collectively or individually they may be able to significantly influence the outcome of all matters submitted to our shareholders for approval, regardless of the preferences of the minority shareholders.

Talon Opportunity Partners currently owns 14.5% and Roger D. Hurst currently owns 12.7% of our outstanding common stock. Accordingly, collectively or individually they may have the ability to control matters affecting us, including the composition of our board of directors, any determinations with respect to mergers, or other business combinations, our acquisition or disposition of assets and our financings. In addition, collectively or individually they may be able to prevent or cause a change in control of the Company and may be able to amend our articles of incorporation and bylaws without the approval of any other shareholder, depending on the number of votes cast on any proposal. Their interests may conflict with the interests of our other shareholders. There is no relationship between Talon Opportunity Partners and Roger D. Hurst.

USE OF PROCEEDS

        Except for the cash exercise price paid to the Company upon exercise of warrants to purchase Shares registered under this Prospectus, the Company will not receive any proceeds from sales of Shares by the Selling Shareholders. All proceeds received from the sale of the Shares offered by the Selling Shareholders will accrue to the benefit of the Selling Shareholders and not to the Company.

SELLING SHAREHOLDERS

        The following table sets forth information known to the Company regarding the beneficial ownership of Shares of the Company’s Common Stock as adjusted to reflect the sale of the shares offered hereby by each Selling Shareholder. The information set forth below is based upon information concerning beneficial ownership provided to the Company by each Selling Shareholder. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name	Number of Shares Owned Prior to Offering (1)	Number of Shares Offered Hereby (1)	Number of Shares Owned After Offering (1)
Advantage Bio Consultants, Inc. (2)	10,200	10,200	—
Alexander T. Topping Jr	91,428	91,428	—
Anders Brag	571,428	571,428	—
Austin Lewis	200,000	200,000	—
Berry-Shino Securities, Inc. (3)	376,665	376,665	—
Blair Richley Haarlow Trust	228,570	228,570	—
Brian Eliot Peierls	255,736	255,736	—
Brian Eliot Peierls, c\f Derek Peierls	4,468	4,468	—
Brian Eliot Peierls, c\f Stefan Peierls	8,273	8,273	—
Bruce Deal	100,000	100,000	—
Cambridge Holdings, Ltd. (4)	438,571	438,571	—
Christopher Pusey	40,244	40,244	—
Daniel Luskind	82,480	82,480	—
David Stretmater	180,000	180,000	—
Deborah Gold	100,000	100,000	—
Deborah Salerno	200,000	200,000	—
Deborah Ziwot	116,116	66,116	50,000
Dr. Jens Stabler	57,142	57,142	—
E. Jeffrey Peierls	450,017	450,017	—
Earnco MPPP (5)	46,448	46,448	—
Ernest D. Bianchi, Jr	600	600	—
Fellowship of Christian Cowboys (6)	25,000	25,000	—
Frances E. Tuite IRA	136,430	136,430	—
Gail Schoettler (7)	265,000	15,000	250,000
Gregory and Jill Pusey (4)	3,107	3,107	—
Gregory Pusey - IRA (4)	42,413	42,413	—
Gregory Pusey (4)	1,037,262	687,262	350,000
Henry S. Krauss - Estate	82,480	82,480	—

Howard Lieber	207,797	207,797	—
Insiders Trend Fund (9)	200,000	200,000	—
Jason Kraft	5,000	5,000	—
Jeffrey McGonegal (10)	525,884	175,884	350,000
Jerry Wyatt	4,000	3,000	1,000
Jill Pusey	42,515	42,515	—
Jill Pusey - IRA Account	23,140	23,140	—
Jill Pusey CDN\ Jacquline Pusey	39,665	39,665	—
Joel Gold	50,000	50,000	—
John P. O'Shea	401,608	401,608	—
Jonathan B. Dangar	8,076	8,076	—
Kathleen G. Palma, Ph.D	170,000	120,000	50,000
Kathleen Lieber	20,000	20,000	—
Kevin M. Cox	150,000	150,000	—
Living Trust of Harold Richard Grisham	173,442	173,442	—
Mathis Family Partners, Ltd. (5)	30,000	30,000	—
Meadowbrook Opp. Fund LLC (11)	1,228,572	1,228,572	—
Michael G. Baker	119,116	66,116	53,000
Michael Smith (8)	746,903	746,903	—
Michal R. Ullrich	2,750	2,750	—
Panacea Fund, LLC (21)	572,000	572,000	—
Paul Cadorette	22,858	22,858	—
Peter Melhado	338,570	228,570	110,000
Polaris Partners LP (12)	685,714	685,714	—
Richard Donnelly (22)	619,288	119,288	500,000
Richard Louise	47,728	47,728	—
Roaring Fork Capital SBIC, LLC (17)	2,285,714	2,285,714	—
Robert Bearman	26,663	10,000	16,663
Robert Hudak	80,000	30,000	50,000
Roger Hurst (13)	2,005,143	5,143	2,000,000
Roger W. Miller	228,572	228,572	—
Rudy Vanderwahl	600	600	—
Scott C. Bowman	5,876	5,876	—
Scott Menefee	18,510	10,000	8,510
Susanne Hanel	57,142	57,142	—
Talon Opportunity Partners L.P. (14)	4,571,428	4,571,428	—
The Chase Family Trust	11,748	11,748	—
The Peierls Foundation, Inc. (19)	1,999,220	1,999,220	—
The Vintox Fund Ltd. (15)	274,286	274,286	—
Timpas Creek Finance Co., LLC (16)	50,000	50,000	—
Warren Ehrlich	268,923	268,923	—
Washington University	138,298	138,298	—
Weinberger-Vermut Living Trust (20)	210,000	200,000	10,000
Westminster Securities Corporation (18)	462,759	462,759	—

Total	24,279,586	20,480,413	3,799,173

1.	Beneficial ownership is calculated in accordance with Rule 13d-3 (d) of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3 (d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person of the class, but not deemed outstanding for the purpose of calculating the percentage owned of the class by any other person. Assumes that all Shares registered hereunder are sold by the Selling Shareholders.

Relationships and Transactions with Certain Selling Shareholders

2.	Control Person is Keith Haffer
3.	Berry-Shino Securities, Inc., acted as a placement agent for our note offering which closed in September \ October of 2003, and for our offering of common stock which closed in December 2003. Control Persons are R. Matthew Shino, Robert L. Berry and Leslie Griffith
4.	Gregory Pusey is Chairman of the Board and Secretary of the Company. He is also President, director and shareholder of Cambridge Holdings, Ltd.
5.	Control person is Earnest Mathis.
6.	Control Person is Jerry Wyatt.
7.	Gail Schoettler is a Director of the Company.
8.	Michael Smith previously loaned money to the Company under a convertible note payable. A portion of the note and accrued interest were converted into common stock of the Company and the balance of the note was repaid.
9.	Control Person is Anthony Marchese.
10.	Jeffrey McGonegal is the Chief Financial Officer of the Company.
11.	Control Person is Michael Ragins.
12.	Peter Melhado is a principal of Polaris Partners L.P. Mr. Melhado and Polaris Partners, L.P., previously loaned money to the Company on a short-term basis, all of which has been repaid.
13.	Roger Hurst is a former officer and director of the Company, who is still employed under an employment agreement. Mr. Hurst has previously loaned money to the Company a portion of which remains outstanding and is being re-paid at the rate of $10,000 per month.
14.	Control Person is Terry Diamond.
15.	Control Person is Robert Topping.
16.	Control Persons are Adam Larson and William Larson.
17.	Control Person is Roaring Fork Capital Management, LLC, of which Eugene C. McColley is Manager of General Partner
18.	Westminster Securities Corp., acted as placement agent for our offerings in July \ August 2004 and May \ June 2005. Control Person is John O'Shea.
19.	Control Person is E. Jeffrey Peierls, President.
20.	Control Person is Thomas R. Weinberger, Trustee.
21.	Control Person is William Harris Investors, Inc., Manager
22	Richard Donnelly is President and CEO and a Director of the Company.

PLAN OF DISTRIBUTION

Sale of Securities by Selling Shareholders

        The Selling Shareholders have advised the Company that prior to the date of this Prospectus they have not made any agreements or arrangements with any underwriters, brokers or dealers regarding the resale of the Shares. The Company has been advised by the Selling Shareholders that the Shares may at any time or from time to time be offered for sale either directly by the Selling Shareholders or by their transferees or other successors in interest. Such sales may be made in the over-the-counter market or in privately negotiated transactions.

        The Selling Shareholders have exercised their right to require the Company to register the Shares which the Selling Shareholders purchased from the Company in private transactions. The Selling Shareholders were granted certain registration rights pursuant to which the Company has agreed to maintain a current registration statement to permit public sale of the Shares. The Company will pay the entire expenses incident to the offering and sale of the Shares to the public by the Selling Shareholders other than commissions and discounts of underwriters, dealers or agents, if any. Expenses to be paid by the Company include legal and accounting fees in connection with the preparation of the Registration Statement of which this Prospectus is a part, legal fees in connection with the qualification of the sale of the Shares under the laws of certain states, registration and filing fees, printing expenses, and other expenses. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders, except to the extent of any cash exercise price paid to the Company upon exercise of warrants.

        The Company anticipates that the Selling Shareholders from time to time will offer the Shares through: (i) dealers or agents or in ordinary brokerage transactions; (ii) direct sales to purchasers or sales effected through an agent; (iii) privately negotiated transactions; or (iv) combinations of any such methods. The Shares would be sold at market prices prevailing at the time of sale or at negotiated prices. Dealers and brokers involved in the offer and sale of the Shares may receive compensation in the form of discounts and commissions. Such compensation, which may be in excess of ordinary brokerage commissions, may be paid by the Selling Shareholders and/or the purchasers of Shares for whom such underwriters, dealers or agents may act. The Selling Shareholders and any dealers or agents which participate in the distribution of the Shares may be deemed to be “underwriters” as defined in the 1933 Act and any profit on the sale of the Shares and any discounts, commissions or concessions received by any dealers or agents might be deemed by the NASD to constitute underwriting compensation.

        If the Company is notified by the Selling Shareholders that any material arrangement has been entered into with an underwriter for the sale of Shares, a supplemental prospectus will be filed to disclose such of the following information as the Company believes appropriate: (i) the name of the participating underwriter; (ii) the number of Shares involved; (iii) the price at which such Shares are sold; (iv) the commissions paid or discounts or concessions allowed to such underwriter; and (v) other facts material to the transaction.

        Sales of Shares on the OTC Bulletin Board may be by means of one or more of the following: (i) a block trade in which a broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate.

        The Company is unable to predict the effect which sales of the Shares by the Selling Shareholders might have upon the market price of the Company’s Common Stock or the Company’s ability to raise further capital. See “Risk Factors.”

Private Sale of Common Stock by the Company

        The Company issued shares of “restricted” common stock to the Selling Shareholders in private transactions, and the Company will issue shares of “restricted” common stock to the Selling Shareholders upon their exercise of warrants which they received from the Company in private transactions. The Company anticipates that Shares already received and Shares to be issued upon exercise of the warrants will all be sold by the Selling Shareholders as described above.

Indemnification

        The Company’s Articles of Incorporation provide that the Company shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in the Company’s best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to the Company’s best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified.

        A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors or in a contract.

        In connection with this Offering the Company and certain of the Selling Shareholders have agreed to indemnify each other against certain civil liabilities, including liabilities under the 1933 Act. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.

LEGAL PROCEEDINGS

        On November 29, 2004, a complaint was filed in New York Supreme Court, County of New York, case #603907/04 by Strategic Growth International, Inc. (“SGI”) against the Company. SGI was seeking compensation for amounts allegedly owed under an agreement for investor relations services between SGI and the Company. The Company filed an answer and counter claims against SGI on January 25, 2005. Management believes SGI’s claims are without merit and that SGI failed to perform as promised under the agreement between the Company and SGI. SGI is seeking approximately $47,000 in damages. The Company has filed counter claims seeking approximately $91,000 in damages plus cancellation of 800,000 options issued to SGI that are exercisable to purchase the Company’s common stock. Subsequent to June 30, 2005, no actions have been taken regarding this litigation other than responding to requests for the production of documents and the tentative scheduling of depositions in the matter.

        We are not a party to any other legal proceedings, the adverse outcome of which would, in our management’s opinion, have a material adverse effect on our business, financial condition and results of operations.

DIVIDEND POLICY

        During the last two fiscal years the Company has not paid any dividend on any class of equity securities. The Company anticipates that for the foreseeable future all earnings will be retained for use in the Company’s business and no cash dividends will be paid to stockholders. Any payment of cash dividends in the future on the Common Stock will be dependent upon the Company’s financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

MANAGEMENT

Executive officers of the Company are elected by the Board of Directors, and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company. The following table sets forth names and ages of all executive officers and directors of the Company:

Name	Age	Position
Richard G. Donnelly Gregory Pusey Gail S. Schoettler Douglas I. Hepler David E. Welch Jeffrey G. McGonegal Roger D. Hurst	46 53 61 58 58 54 55	President, Chief Executive Officer and Director Chairman, Secretary and Director Director Director Director Chief Financial Officer Manager

Richard G. Donnelly, President and Chief Executive Officer since February 2005, was elected as a director in January 2005. From September 1999 to December 2004, Mr. Donnelly served in marketing positions with Heska Corporation, including most recently as Senior Director of Marketing. From January 1993 to September 1999, Mr. Donnelly served as Director of Marketing for the Fort Dodge division of Wyeth Inc., (American Home Products). Mr. Donnelly holds a three-year diploma in Animal Science from St. Lawrence College.

Gregory Pusey became a director of AspenBio in February 2002, and Chairman in May 2003. Mr. Pusey is the President of Advanced Nutraceuticals, Inc., a publicly held company engaged in manufacturing and marketing of vitamins and nutritional supplements. Mr. Pusey has been associated with Advanced Nutraceuticals, Inc. and its predecessors since 1997. Since 1988, Mr. Pusey has been the President and a director of Cambridge Holdings, Ltd., a publicly held real estate development firm. Mr. Pusey is the Chairman of the Board of Directors of A4S Security, Inc., a publicly held provider of hardware and software security related products, and has served as President of Livingston Capital, Ltd. since 1987, a venture capital firm. Mr. Pusey holds a B.S. degree in finance from Boston College.

Gail S. Schoettler served as a U.S. Ambassador from 1999 to 2000, Colorado Lt. Governor from 1995 to 1999, and Colorado State Treasurer from 1987 to 1995. She was a trustee of the Public Employees Retirement Association, Colorado’s $27 billion pension fund, for eight years. Ambassador Schoettler was a founder and director of two banks and currently helps manage her family’s ranching, vineyard and real estate businesses. She speaks internationally on politics and business and writes a column for The Denver Post. She is a trustee of several non-profit organizations and the recipient of the French Chevalier of the Legion of Honor, France’s highest civilian award. Ambassador Schoettler is also a director of CancerVax Corporation, former director, until its sale in February 2005 of AirGate PCS, Inc., and is the Chairperson of the Board of Directors of Fischer Imaging Corp. She earned her BA with honors in economics from Stanford University and her MA and PhD in history from the University of California at Santa Barbara. Ambassador Schoettler became a director of AspenBio in August 2001.

Douglas I. Hepler, Ph.D., joined the Company’s Board of Directors in March of 2004. Dr. Hepler is currently Vice President of Research and Development for IDEXX Pharmaceuticals, Inc., a wholly owned subsidiary of IDEXX Laboratories, Inc. Dr. Hepler is responsible for the overall technical leadership of the Pharmaceutical Division of IDEXX Pharmaceuticals, Inc. Dr. Hepler was also the Co-founder and Executive Vice President of Blue Ridge Pharmaceuticals, Inc. before its sale to IDEXX Laboratories, Inc. in 1998. While at Blue Ridge Pharmaceuticals Dr. Hepler was instrumental in the development and FDA registration of Acarexx, Iverhart Plus, PZI Vet, Facilitator, Navigator, Pyrantel and CyFly. Prior to Blue Ridge Pharmaceuticals, Dr. Hepler was instrumental in the development and FDA registration of Interceptor, Program and Sentenial while at Novartis Animal Health. Dr. Hepler received a B.S. degree from Lock Haven University in biology, a M.S. from Colorado State University in microbiology and a Ph.D. from Colorado State University in immunology.

David E. Welch, became a director of AspenBio as of October 1, 2004. Mr. Welch has served as Vice President and Chief Financial Officer of American Millennium Corporation, Inc., a public company located in Golden, Colorado, since April 2004. He also is a self-employed financial consultant. From July 1999 to June 2002 Mr. Welch served as Chief Financial Officer, Secretary and Treasurer of Active Link Communications, Inc., another publicly traded company. During 1998 he served as Chief Information Officer for Language Management International, Inc., a multinational translation firm located in Denver, Colorado. From 1996 to 1997, he was Director of Information Systems for Mircromedex, Inc., an electronic publishing firm, located in Denver, Colorado. Mr. Welch also serves on the Boards of Directors of Advanced Nutraceuticals, Inc., and Communication Intelligence Corporation, both publicly traded companies. He received a B.S. degree in accounting from the University of Colorado. Mr. Welch is a Certified Public Accountant, licensed in the state of Colorado.

Jeffrey G. McGonegal became Chief Financial Officer of the Company in June 2003. Mr. McGonegal also serves as Senior Vice President — Finance of Advanced Nutraceuticals, Inc., a publicly held company engaged in manufacturing and marketing of vitamins and nutritional supplements. Since late 2003, Mr. McGonegal has also served as Chief Financial Officer of A4S Security, Inc., a publicly held provider of hardware and software security related products. Since 1997, Mr. McGonegal has served as Managing Director of McGonegal and Co., a company engaged in providing accounting and business consulting services. From 1974 to 1997, Mr. McGonegal was an accountant with BDO Seidman LLP. While at BDO Seidman LLP, Mr. McGonegal served as managing partner of the Denver, Colorado office. Mr. McGonegal is a member of the board of directors of The Rockies Venture Club, Inc. He received a B.A. degree in accounting from Florida State University.

Roger D. Hurst, the founder of AspenBio, served as President and as a director, since our formation in July 2000, until his resignation in December 2004. Mr. Hurst currently serves as a manager of the Company’s antigen products division. From 1988 to the July 2000 sale of the antigen business from Vitro Diagnostics, Inc. to AspenBio, Mr. Hurst served as the President and Chief Executive Officer of Vitro Diagnostics, Inc. Mr. Hurst holds a bachelor’s degree from Nebraska Wesleyan University.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The number of shares outstanding of the Company’s common stock at August 12, 2005, was 15,789,513. The following tables sets forth the beneficial ownership of the Company’s Common Stock as of August 12, 2005 by each Director and each Executive Officer of the Company, by all Directors and Executive Officers as a group, and sets forth the number of shares of Common Stock owned by each person who owned of record, or was known to own beneficially, more than 5% of the outstanding shares of Common Stock. To the knowledge of the Directors and Executive Officers of the Company, as of August 12, 2005, there are no persons and/or companies who or which beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company, other than as set forth below.

Name and Address	Number of Shares	Percent
Roger D. Hurst	2,005,143	12.7%
1585 South Perry Street
Castle Rock, CO 80104

Richard G. Donnelly (1)	619,288	3.8%
2838 Garrett Drive
Fort Collins, CO 80526

Gregory Pusey (2)	1,600,249	9.9%
106 S. University, No. 14
Denver, CO 80209

Gail S. Schoettler (3)	198,333	1.2%
11855 East Daley Circle
Parker, CO 80134

Douglas I. Hepler (4)	219,998	1.4%
815 Cliff Dr.
McLeansville, NC 27301

David E. Welch (5)	83,330	0.5%
1585 S. Perry Street
Castle Rock, CO 80104

Jeffrey G. McGonegal (6)	345,880	2.2%
1585 S. Perry Street
Castle Rock, CO 80104

Talon Opportunity Partners, L.P. (7)	4,571,428	25.3%
One North Franklin, Suite 900
Chicago, IL 60606

Roaring Fork Capital SBIC, L.P. (8)	2,285,714	13.5%
8400 E. Prentice Ave., Suite 745
Greenwood Village, CO 80111

The Peierls Foundation, Inc. (9)	2,775,714	16.4%
C\o U.S. Trust Company of N.Y
114 West 47th Street
New York, NY 10036

All Officers and Directors as a Group (10)	3,067,078	17.1%
(6 persons)

(1)	Include options to acquire 500,000 shares at $.60 per share and warrants to purchase 57,144 shares at $1.35 per share.
(2)	Includes 105,527 shares held by his wife, his wife's IRA account and their children. Mr. Pusey disclaims beneficial ownership of these shares. Also includes the following holdings of Mr. Pusey: (i) 42,413 shares held in Mr. Pusey's IRA account, (ii) warrants to purchase 130,000 shares at $1.00 per share, (iii) options to purchase 33,333 shares at $1.21 per share (iv) options to purchase 250,000 shares at $0.80 per share, (v) warrants to purchase 23,000 shares at $1.35 per share and warrants to purchase 438,571 shares held by Cambridge Holdings Ltd. Mr. Pusey is President, a director and principal shareholder of Cambridge. Also includes warrants to purchase 20,018 shares at $1.35 held by their children. Does not include options to acquire 66,667 shares at $1.21 per share which become exercisable 50% in January 2006 and 50% in January 2007.
(3)	Includes options to purchase (i) 100,000 shares at $1.00 per share, (ii) options to acquire 33,333 shares at $1.47 and options to acquire 50,000 shares at $0.85 per share. Does not include options to acquire 66,667 shares at $1.21 per share which become exercisable 50% in May 2006 and 50% in May 2007.
(4)	Includes options to purchase 33,333 shares at $1.50 per share and options to purchase 50,000 shares at $0.80 per share. Also includes 120,000 shares and options to purchase 16,665 shares of common stock at $0.75 per share, but excludes options to purchase 33,335 shares of common stock at $.75, which become exercisable beginning 50% in August 2006 and 50% in August 2007, each held by his wife. Dr. Hepler disclaims any beneficial ownership of these shares and options. Does not include options to acquire 66,667 shares at $1.50 per share which become exercisable 50% in March 2006 and 50% in March 2007.
(5)	Includes options to purchase 33,333 shares at $0.76 per share and options to purchase 50,000 shares at $0.80 per share. Does not include options to acquire 66,667 shares at $.76 per share which become exercisable 50% in October 2006 and 50% in October 2007.
(6)	Includes warrants to purchase 100,000 shares at $1.00 per share and warrants to purchase 22,858 shares at $1.35 per share. Also includes (i) options to purchase 40,000 shares at $1.47, (ii) options to acquire 46,666 shares at $1.21 per share, (iii) options to acquire 33,333 shares at $0.75 per share and options to acquire 50,000 common shares at $0.80 per share. Does not include options to purchase 20,000 shares at $1.47 per share which become exercisable June 2006, options to purchase 93,334 shares at $1.21 per share which become exercisable 50% in January 2006 and 50% in January 2007 and options to purchase 66,667 shares at $.75 per share which become exercisable 50% in August 2006 and 50% in August 2007.
(7)	Includes warrants to purchase 1,142,857 shares at $1.50 per share and warrants to purchase 1,142,857 shares at $1.35 per share.
(8)	Includes warrants to acquire 1,142,857 shares at $1.35 per share.
(9)	Includes warrants to acquire 969,858 shares at $1.35 per share. Also includes 335,017 shares and 115,000 warrants exercisable at $1.35 held by E. Jeffrey Peierls and 268,477 shares and 58,000 warrants exercisable at $1.35 held by Brian E. Peierls and his minor children.
(10)	Includes footnotes 1 through 9.

DESCRIPTION OF SECURITIES

        The following summary description of the Company’s securities is not complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation and Bylaws.

        The authorized capital stock of the Company consists solely of 30,000,000 shares of no par value common stock (previously defined as “Common Stock”). As of August 12, 2005 there were 15,789,513 shares of Common Stock issued and outstanding that were held of record by approximately 1,050 shareholders (excluding an indeterminable number of shareholders whose shares are held in street or “nominee” name).

Common Stock

        Each holder of record of shares of the Company’s Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation.

        Holders of outstanding shares of Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares of Common Stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of Common Stock of the Company may be issued in the future, the relative interests of the then existing shareholders may be diluted.

Dividends

See the discussion under the heading “Dividend Policy” above in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We were organized in July 2000 to purchase the antigen business from Vitro Diagnostics, Inc. The initial capital to complete this purchase and for the startup for our operations was provided primarily by our President and principal shareholder, Roger D. Hurst. Mr. Hurst received 4,861,737 shares of our common stock in consideration of a cash contribution of $470,000. Mr. Hurst received a promissory note for the $400,000 loaned by him to us. On April 1, 2002, we made an Amended and Restated Promissory Note to Mr. Hurst in the amount of $267,501, payable with interest of 8% per annum, in installments, with all amounts due on April 30, 2005. On June 12, 2003, we made a consolidated promissory note maturing on June 12, 2008, of all amounts due to Mr. Hurst totaling $958,651, at that time. This note was subsequently amended to provide for a repayment schedule if certain minimum fund raising efforts were achieved. Such funds were raised in August 2004 and we made a $200,000 payment on this note and this will be followed by thirty-six monthly payments of $10,000, at which time the then remaining balance will be due. Included in the amended agreements, among other items, was the termination of a previous voting agreement and the contribution of 1,896,757 shares of AspenBio, held by Mr. Hurst, back to the Company for no consideration. Mr. Hurst is the holder of approximately 13% of the outstanding common stock of Vitro Diagnostics, but has no involvement in the management of Vitro Diagnostics.

        Prior to August 1, 2001, we operated as an S Corporation and our shareholders were taxed on their proportionate share of our taxable income. We made a distribution in connection with our S Corporation status to all of our shareholders. We agreed with Roger Hurst not to pay Mr. Hurst his $29,755 distribution and we made a promissory note to him on April 1, 2002 in that amount which was payable, with interest at 8% per annum, on April 30, 2005. This obligation was consolidated with the June 12, 2003 note.

        To accommodate our growth, we purchased land in Castle Rock, Colorado, in 2002 and constructed our new facility which opened in 2003. In order to facilitate the purchase, Mr. Hurst has loaned to us $625,000 and we have made a promissory note to Mr. Hurst in that amount which was payable, with interest at 8% per annum on May 5, 2004. This obligation was consolidated with the June 12, 2003 note.

        In connection with our land purchase and facility construction, we borrowed $3,250,000 from a bank under a construction loan which also required that we obtain an additional $350,000 to be pledged to the bank and a guarantee of $200,000 (the “Guarantee”) of the loan amount. Cambridge Holdings, Ltd. (“Cambridge”) provided the Guarantee and we issued a note in that amount to Cambridge and a three-year warrant to purchase 100,000 shares of our common stock at $1.50 per share. We agreed to register these shares for Cambridge at Cambridge’s request between September 30, 2002 and June 30, 2005. The construction loan was re-financed into a permanent mortgage in June 2003, and the Guarantee terminated.

        In November 2000 we leased laboratory equipment and issued a note to a leasing company for $280,000. The note required monthly payments of $9,053. Mr. Hurst personally guaranteed the note. During the year ended December 31, 2003, the remaining principal balance on this note was paid off. We had a line of credit of up to $150,000, which was guaranteed by Mr. Hurst. At June 30, 2005, the line of credit had expired, with no balance outstanding.

        In July 2004, Roger Hurst contributed 1,896,757 shares of common stock back to the Company for no consideration pursuant to an agreement executed in April 2004, relating to the Company raising a minimum of $1,000,000 in equity financing, which it achieved.

        Other than as a result of the exercise a significant portion of the outstanding stock options and warrants, there are no arrangements or agreements which could in the future result in a change of control of the Company.

DESCRIPTION OF BUSINESS

Overview

        AspenBio, Inc. is an emerging biotechnology company engaged in the discovery, development, manufacture, and marketing of products for animal healthcare. Founded in August 2000, the Company was initially created for the purpose of acquiring the antigen business of Vitro Diagnostics, Inc. to leverage its proprietary knowledge and technology towards the development of novel products with substantial market potential. As a dominant supplier of human antigens, AspenBio manufactures these antigens primarily for use as controls to determine whether diagnostic test kits are functioning properly. The Company currently markets more than 30 products to diagnostic test kit manufacturers and research facilities. While generating modest revenues from this antigen business, we have been actively leveraging this know-how in protein chemistry to advance the development of novel animal reproduction products for large worldwide markets. We currently have a robust product pipeline with four novel recombinant hormones and a new bovine early pregnancy detection test in development. We recently initiated our first FDA application with the INADA filing of our new equine drug, (rEquine LH).

        By applying its proprietary platform technology to veterinary medicine, AspenBio gains several competitive advantages. First, since the FDA approval process for animal products is often less costly and time-consuming than that for human products, our research and development costs are substantially reduced and the timeline to product launch is shortened. Second, we believe animal healthcare represents an area of significant untapped market potential with relatively limited market competition as compared to the human market. Third, we are able to focus our research and product development resources on improving animal reproduction which provides significant new economic and efficiency benefits in large underdeveloped markets worldwide. Fourth, we are able to focus on fully exploiting the tremendous market potential of a totally new class of reproduction hormones via our patented “single-chain gonadotropin” technology which offers a number of significant cost and performance advantages over conventional hormone products available throughout the world. Our long-term goal is to methodically leverage this “single-chain gonadotropin” technology into products for all non-human mammalian species of economic importance.

        Our success depends on our ability to develop and commercialize new products. We are focused on bringing five novel products to market in the near term. Three of these products provide novel solutions to improve bovine reproduction and two of these products provide unique solutions for equine reproduction management. We have or anticipate being granted patent protection on each of these products.

New Bovine Reproduction Products

        The two largest bovine products we currently are developing are SurBred™ (bovine early pregnancy test) and StayBred™ (rbovine LH). Both of these specialized products are designed to create more effective breeding programs for artificially inseminated dairy cows. Since pregnancy is necessary for efficient milk production, more effective breeding programs not only increases milk production per cow and profitability of the dairies, but also produces fewer open (“un-bred”) cows and ultimately more calves.

        SurBred™ is an early detection pregnancy test that is designed to determine pregnancy status sooner than traditional methods and before the end of the cow’s 21-day estrous cycle, thereby enabling herd managers to artificially inseminate cows twice, not just once, during the same cycle if the artificially inseminated cow is determined to not be pregnant. This not only saves a considerable amount of time in helping to achieve pregnancy, but also eliminates duplicate drug and veterinary costs and can reduce feed costs for unproductive animals. This immunoassay-based blood test is not subject to FDA approval regulation. Merial Limited, one of the world’s leading animal health companies, (a joint venture of Merck and Aventis), has the exclusive right to market and distribute SurBred™ worldwide, once the product is fully developed.

        StayBred™, a complementary technology, is a novel recombinant form of bovine luteinizing hormone (rbovine LH) that, in initial limited field trials, induced an accessory corpus luteum which has been shown to reduce the rate of pregnancy loss. Currently up to 70% of artificially inseminated cows fail to either conceive or maintain pregnancy. If both products are successfully developed, the estimated worldwide market potential for both SurBred™ and StayBred™ is estimated to exceed several hundred million dollars.

        AspenBio is also in advanced development of a unique recombinant form of bovine follicle stimulating hormone (rbovine FSH) developed to be used for super-ovulation and embryo transfer in dairy and beef cows. This new product is expected to provide significant benefits in terms of both purity and consistency versus conventional “animal derived” pituitary extract FSH products currently on the market. Because our product is a “non-animal derived” recombinant form of bovine FSH, it does not have the potential to transmit infectious diseases such as BSE (bovine spongiform encephalopathy – Mad Cow Disease) that “animal derived extracts” of such products potentially carry.

New Equine Reproduction Products

        We have two significant new equine reproduction management products in development. The most advanced equine product is a recombinant form of equine luteinizing hormone (rEquine LH) designed to induce ovulation in estrous mares thereby providing better overall breeding management and convenience. It is estimated that there are over 750,000 high value equine breedings per year in the United States. Initial inquiries have suggested an average possible selling price in the range of $40 per dose, equaling a total market potential of this product of $30 million annually. We estimate that rapid penetration of up to 25% of this market is reasonable, representing approximately $7.5 million in annual sales. This new recombinant equine LH product is anticipated to be our first FDA approved product based upon INADA filing already made.

        We are also in advanced development of a novel recombinant form of equine follicle stimulating hormone (rEquine FSH) used for “super-ovulation” and embryo transfer in horses. As with our bovine FSH product, this new equine FSH product is expected to provide significant benefits in terms of both purity and consistency versus conventional “animal derived” pituitary extract FSH products. An accurate market potential estimate for this product is not available at this time.

        The equine breeding industry currently lacks any effective method that can precisely control follicular development and ovulation. Extracts containing pituitary derived luteinizing hormone (LH) and follicle stimulating hormone (FSH) have been shown to be effective; however, the lack of a reliable commercial product has prevented wide use. Human chorionic gonadotropin (hCG) is also used but horses often develop an immune response to this foreign protein such that repeated use is ineffective. GnRH-derived products have been shown to be effective in inducing ovulation in the horse. However, the only approved product for use in the horse, OvuplantTM, has been withdrawn due to non-compliance with specific FDA regulations and has been off the market for the past two years.

Other Non-Core Products

        Currently we are pursuing a number of other product and technology opportunities. This includes a novel new blood based human appendicitis test. We have filed a patent application entitled “METHODS RELATING TO DIAGNOSIS OF APPENDICITIS”. This project is in research and development phase as serum and tissue samples are now being collected and banked. Testing is ongoing to refine the marker that could be used to assist in or determine the diagnosis of the condition. This diagnostic product would require FDA approval.

Overview

        Our strategy is to search for opportunities where we can use our protein purification and molecular biology abilities to create unique and if possible, proprietary products. We focus on expanding into other uses for purified proteins, principally for diagnosis and treatment of animals and humans. An important factor in diagnostics products is the vastly reduced times required from product conception to saleable product as compared to therapeutic products which often require many years to market, due to significantly more stringent FDA requirements for therapeutic products.

        We are engaged in the discovery, development, manufacturing and marketing of products for animal and human healthcare. We leverage our expertise as a high quality manufacturer of antigens for diagnostic kit manufacturers to target and validate potential products of significant economic value while primarily focusing our resources on areas of animal healthcare where we believe there are clearly unmet needs. We apply our advanced understanding of the protein purification process to develop products off a broadly applicable technological platform. Our product pipeline consists of product candidates in various stages of clinical and pre-clinical development. One of our business strategies is to focus primarily on products and technologies which we believe have a relatively short time line to revenue, i.e., 18-24 months. We pursue technologies under “in-licensing” agreements with universities, researchers or doctors; complete research and development on the technologies through proof of concept, and then either “out-license” to “Big Pharma” companies and \ or go to product introduction and launch.

        We announced a Global Development and Distribution Agreement covering the Early Detection Bovine Pregnancy Test with Merial Limited (“Merial”), the world’s leading animal health company. Merial (preliminary Merial web site for the AspenBio pregnancy test is — http://us.merial.com/bovinetest) is a joint venture between Merck & Co., Inc. (MRK: NYSE) and Aventis SA (AVE: NYSE). We believe the total potential market size for the Early Detection Bovine Pregnancy Test is 25 million dairy cows, each of which is potentially checked twice annually and are readily accessible through sophisticated existing channels of distribution. Under the terms of the Merial Agreement, following successful completion of the test, Merial must achieve sales goals of 1.5 million units in year one, 4.0 million units in year two and 5.0 million units in each calendar year thereafter during the full term of the Agreement. In addition to product development fees totaling up to $1.9 million, we will also receive 33% of all gross sales of the product under the terms of the Agreement subject to a minimum of $1.75/ test. To date we have not successfully completed the clinical trial required to resolve an issue relating to the test’s sensitivity in order to be able to go to commercialization of this product. Accordingly, the product has not been released for distribution to date and we are continuing to work on the development of the test. Due to delays encountered with the Early Detection Bovine Pregnancy Test development, we expect the contract with Merial will berenegotiated, when and if the product is successfully completed.

Products and Status of Products

        SurBred™ — SurBred™ (bovine early pregnancy test) is a blood test to determine the pregnancy status of cows approximately 18 days after artificial insemination and prior to the end of the cow’s 21 day heat cycle. This would allow for non-pregnant (“open”) cows to be identified and artificially inseminated a second time within the cow’s same estrous cycle. Pregnancy is necessary for effective milk production and the dairy industry relies on artificial insemination to impregnate the cows to aid in reproduction and assure improved genetics and high productivity. The traditional way of determining pregnancy is via palpation, a physical examination by a veterinarian. Ultrasound is also being used on a limited basis. The test kit we intend to produce would permit pregnancy status to be determined sooner than the traditional methods, which, in turn, would permit a herd manager to repeat the artificial insemination process at an earlier date on open cows. Our test does not include any physical manipulation of the cow other than a simple blood sample. Traditional manipulation results in higher risk to the calf. We believe pregnancy in other hoofed animals may be able to be determined using the same antigen. The pig, elk, bison, and sheep industries also utilize artificial insemination, and we plan to develop these pregnancy test kits where economically feasible.

        We are currently working on optimizing the test to provide an effective and accurate product. We are also characterizing the target indicator marker more fully to understand how its temporal expression changes through early pregnancy. We have confirmed that the target marker is highly accurate in determining pregnancy status. One of our research partners hopes to publish the results of a recent study that conclusively demonstrates that the test marker the company has been working on is an accurate indicator of pregnancy at day 18 post-artificial insemination.

        Once the development work is complete we anticipate that in order to create commercial quantities of test kits an independent third party will be retained with expertise in large-scale manufacturing of test strips. We entered into licensing agreements with the University of Idaho and the University of Wyoming in fall, 2001, to obtain the exclusive rights to manufacture the protein used in the bovine pregnancy test kit. We have filed two provisional patent applications, as well as a trademark application for “SurBred™,” the name of the bovine pregnancy test kit.

        On March 29, 2003 we entered into a distribution agreement with Merial Inc. Merial is a joint venture between Merck and Aventis. We have granted Merial exclusive rights to market and distribute the bovine pregnancy test worldwide. Based on findings of an expanded field trial during 2003, we concluded that improvements needed to be made to the test before marketing can begin. In 2004 we contracted with a recognized industry expert in this field to assist our internal efforts in development of the test. Since we were unable to launch the test by October 2003, as previously anticipated in our agreement with Merial, the second development payment of $700,000 from Merial has not been made. While we can provide no assurance of success, development efforts are ongoing. As a result of the delays we are experiencing in the introduction of the test, Merial may want to renegotiate or terminate the agreement. Should Merial elect to terminate the agreement, they may also request a refund of 50% ($100,000) of the development payment received to date. To date they have been supportive of our efforts to resolve the development issues surrounding the pregnancy test.

        StayBred™ (rbovine LH) — A complementary technology to the early detection bovine pregnancy test, is our rbovine LH (recombinant luteinizing hormone) drug in development. This product was developed, under the trade name “StayBred™” in collaboration with Dr. Kevin McSweeney, DVM. Initially product field trails utilized hCG injected into dairy cows intended to play the role of LH to reduce the rate of pregnancy loss. Currently up to 70% of dairy cows fail to conceive or maintain a viable pregnancy causing significant financial and production losses to the dairy. StayBred™ (rbovine LH) utilizes our patented “single chain gonadotropin” technology which offers cost and performance advantages over conventional bovine hormone products available in the worldwide market. We are on track to perform expanded field tests on the recombinant form of StayBred™ (rbovine LH) during the remainder of 2005 and into, subject to financial constraints. If this testing is successful we plan to begin to market and test the product in the field on a very limited basis via veterinary prescription unless a licensing arrangement is entered into with a partner who wants to delay introduction until the product can secure FDA approval. We also plan to file with the FDA an INADA and begin the registration process as soon as practical after a successful large-scale clinical trials are completed using recombinant bovine LH. The Company, upon launching the project, filed a Provisional Patent Application to protect the concept and methods of product use. We have been amending the Provisional Patent Application with clinical and field results. We plan to continue to expand the protection of our product and findings, as results become known. Furthermore, we believe the recombinant form of the product anticipated to be produced and marketed, will be covered under the patent estate licensed by AspenBio from Washington University.

        We believe this drug may create a totally new pregnancy maintenance market for artificially inseminated dairy cows. The biggest hurdle we believe with this product will ultimately be the cost to manufacture which will not be known until further studies are completed. It is estimated that there are approximately 26,000,000 artificial insemination attempts in dairy cows in the United States alone. The product StayBred™ would be an applicable and beneficial application to dairy cows after each artificial insemination as a therapeutic treatment to maintain pregnancy. At an average selling price of $7.50 per dose, the total potential US market for StayBred™ could be approximately $195 million. With a 20 percent market penetration estimate, this product could generate approximately $40 million in revenue annually in the US market alone. We believe there are similar or greater potential markets outside the US. Actual market penetration forecasts would depend on a potential marketing partner’s ability to penetrate the total market. Should the product continue to provide the results experienced to date in the native form, we plan to foster discussions and negotiations with major pharmaceutical companies who have shown an interest in licensing, distributing and or marketing the StayBred™ product.

        We anticipate that as we proceed to a large clinical trial of a recombinant form of LH we will have additional discussions and determine what course of action is best.

        Although the product is still in its development stage and must still be tested for effectiveness (and although we can provide no assurance that such development and testing efforts will be successful), we anticipate the “value” of the StayBred™ product if successfully launched to the dairy cow industry may be summarized as follows:

1.	Percentage of cows maintaining pregnancy may significantly increase by approximately 20 -50%.
2.	Saves the additional cost and manipulation to the animal of repeated reproduction treatments.
3.	Reduces average days a cow is "open" (un-bred), thereby improving overall milk production, and milk quality and calf production.
4.	Anticipated cost per application is easily cost justified to the dairy.
5.	The product is easy to administer.
6.	Technology is Patent Pending.

Single-Chain Gonadotropin Breakthrough — Recombinant LH and FSH:

        To date, no commercially successful recombinant LH or FSH hormone product has been developed because the heterodimeric complex (“combined alpha and beta subunits”) is unstable in which the alpha and beta units separate, if it can be assembled properly at all. This instability and lack of assembly result in yields of material that are unacceptably poor for an economically feasable commercial product. As a result, it has not been feasible to produce more than very minute amounts of material for small research and development applications. To overcome these issues, AspenBio has exclusively licensed the technology of Dr. Irving Boime from Washington University. Dr. Boime’s work involves the construction and molecular characterization of single-polypeptide-chain-varients of LH and FSH.

        During May 2004, AspenBio entered into an exclusive license agreement for an extensive portfolio of patents and patents pending, developed and enhanced over the last fifteen years by Washington University (St. Louis, MO). We believe this license represents the premiere reproduction patent portfolio in animal reproduction that could potentially be applied to reproduction in all mammals. The patent estate consists of approximately 83 active and inactive patents and patents pending. The term of the agreement is tied to the life of the last patent to expire, which we expect to be approximately 20 years.

        The portfolio consists of technology associated with mammalian reproduction and the creation of recombinant drugs to enhance conception and pregnancy rates. We acquired this technology to commercialize and provide these products for use in veterinary medicine. We believe that the technologies developed in the patent estate have the potential to be developed into an array of products to enhance fertility in all mammals. Initial development efforts and field trials are currently focused on the bovine LH (StayBred™), bovine FSH, equine LH and equine FSH.

        Recombinant single-chain LH and FSH for equine and bovine species have both been successfully manufactured in small quantities in our lab. They are currently being expressed in cultured mammalian cells. Previous work by Dr. Boime indicates that this system is best suited for proper glycosylation of gonadotropins, an event essential for proper biological function. Purification methods we developed for native gonadotropins are being used for the recombinant LH and FSH. Immunological and biological activity is measured throughout the purification process as well as after sterile manufacturing.

        We entered a development agreement with an independent company that has extensive experience in process development for scale-up and manufacturing of recombinant proteins. We are currently working closely with this company to develop the commercial scale-up process for manufacturing. The goal of this process development is to establish a production cell line that is anticipated to be used in cGMP manufacturing of the material for trials for FDA approval. Along that path we intend to provide research grade material to the market to offset the cost of process development and field trials. AspenBio is in a position to move (rbovine LH) to process development for commercial scale-up and manufacturing subject to further funding. The company that is assisting us is fully capable of manufacturing large commercial quantities of the recombinant hormones we intend to sell.

        New Bovine FSH Drug (rbovine FSH) As part of our product development strategy, focused on improving animal reproduction, we are also in late stage development of a recombinant form of bovine follicle stimulating hormone (rbovine FSH) which is used for super-ovulation and embryo transfer in dairy and beef cows throughout the world. This new product utilizes our patented “single chain gonadotropin” technology and is expected to provide significant benefits versus conventional “animal derived” pituitary extract based FSH products. Among the anticipated unique benefits of our rbovine FSH product are its superior product purity, consistency and cost of production. These benefits are important to users of FSH products currently on the market. Conventional FSH products, all of which are directly harvested from animal origins, have inherent problems with product purity and variability in activity between manufactured lots. An additional worldwide benefit of (rbovine FSH) is its added element of safety with respect to the transmission of diseases such as BSE (bovine spongiform encephalopathy). Because our single chain recombinant form of bovine FSH is not directly harvested from animals it does not have the direct potential to transmit infectious disease such as BSE that “animal derived extracts” of FSH potentially have. AspenBio is in a position to move (rbovine FSH) to process development for commercial scale-up and manufacturing during the next 4 to 6 months.

        New Equine FSH Drug (rEquine FSH) As part of our product development strategy, focused on improving animal reproduction, AspenBio is also in late stage development of a recombinant form of equine follicle stimulating hormone (rEquine FSH) which is used for super-ovulation and embryo transfer in horses throughout the world. This new product utilizes our patented “single-chain gonadotropin” technology and is expected to provide significant benefits versus conventional “animal derived” pituitary extract based FSH products. Among the unique benefits of our rEquine FSH product are its superior product purity, consistency and cost of production. These benefits are important to users of FSH products currently on the market. Conventional FSH products, all of which are directly harvested from animal origins, have inherent problems with product purity and variability in activity between manufactured lots. An additional worldwide benefit of (rEquine FSH) is its added element of safety with respect to the transmission of disease such as BSE (bovine spongiform encephalopathy). Because our single chain recombinant form of bovine FSH is not directly harvested from animals it does not have the direct potential to transmit infectious disease such as BSE that “animal derived extracts” of FSH potentially have. AspenBio is in a position to move (rEquine FSH) to process development for commercial scale-up and manufacturing during the next 4 to 6 months.

Other (Non-core) product projects:

        Human Appendicitis Test — Appendicitis is a common acute surgical problem affecting patients of a wide age range. It is estimated that there are approximately 700,000 cases annually in the United States and approximately 2,000,000 cases that seek diagnosis. An accurate diagnosis at a sufficiently early stage is a significant factor in achieving a successful outcome. An accurate and early diagnosis, however, is difficult because there is considerable overlap of genuine appendicitis with other clinical conditions. Furthermore, to date there appears to be no individual sign, symptom, test, or procedure capable of providing a reliable indication of appendicitis. Misdiagnosis of appendicitis can lead not only to unnecessary surgery but also to delay of proper therapy for the actual underlying condition. A dilemma for surgeons is minimizing the negative appendectomy rate without increasing the incidence of perforation among patients referred for suspected appendicitis. We hope to address this problem by identifying diagnostic markers through genomic and proteomic screening approaches in collaboration with Dr. John Bealer, a pediatric surgeon with extensive experience in the area. AspenBio has filed a patent application entitled “METHODS RELATING TO DIAGNOSIS OF APPENDICITIS”. The project is in research and development phase as serum and tissue samples are now being harvested and banked. Testing is ongoing to refine the marker that could be used to assist in or determine the diagnosis of the condition. This diagnostic product will require FDA approval.

Raw Materials

        We have recombinant sources for the protein for the bovine pregnancy test and expect to add to our inventory upon completion of a successful field trial. We have also cultured cell lines and recombinant material for both human and animal proteins, which can be used for therapeutic applications, when produced in a GMP facility. Ultimately, we expect that this type of production will replace the need for tissue or fluids as a source material, thereby reducing the chance of contamination from possible impurities.

        We have entered into a development agreement with an outside contractor providing for them to determine the most effective growth methods to produce equine LH on a recombinant basis. The contractor has determined the best production method to use and is currently producing an initial batch of the recombinant equine LH product that we will use for additional field testing and to provide for expected reagent sales in 2005. Depending upon financial constraints, we anticipate entering into additional development agreements with the contractor to assist us in similar product determination and development for the recombinant forms of bovine LH and FSH and equine FSH.

        The human antigens are purified from human tissue or fluids. We generally have several sources available for the materials needed, some of which are from international sources. At times we run short of certain raw materials. Accordingly, certain of the materials purchased require longer lead times to be received for processing and production. We do not have supply agreements in place for raw material purchases. There are several suppliers for our raw materials and we believe therefore that we will have reasonable access to raw materials. No one raw material supplier represents a concentration of our purchases.

Intellectual Property

        Under the exclusive license agreement with Washington University (St. Louis, MO), AspenBio obtained the property rights to their patent estate consisting of approximately 83 active and inactive patents and patents pending for use in non-human animals. The term of the agreement is tied to the life of the last patent to expire, which, given the fact that there are a number of patents pending, we expect to be at least 20 years. We are currently developing and testing products using the Washington University patents rights in the bovine and equine areas.

        With respect to SurBred™ (bovine early pregnancy test), we entered into exclusive licensing agreements with the University of Idaho and the University of Wyoming in the Fall 2001, for the manufacture, use, sale and distribution of the pregnancy proteins used in the test. We have titled the pregnancy test “SurBred™” and titled the LH product “StayBred™” and have applied for trademark protection. We have also filed provisional patent applications for the bovine pregnancy test as well as the bovine LH product, among a number of others. The Company, upon launching the project, filed a Provisional Patent Application to protect the concept and methods of product use. Further, the Company has been amending the Provisional Patent Application with clinical and field results. We plan to continue and expand the protection of our product and findings, as results become known. Furthermore, we believe the recombinant form of the product anticipated to be used in the market, will be covered under the patent estate licensed by AspenBio from Washington University.

        We have not filed patents for all of our human diagnostic antigens, although we consider our protein purification process proprietary. This purification expertise, knowledge and processes are kept as trade secrets. We have filed for patent applications on a number of our technologies. The total number of provisional patent applications, patents pending or licensed or pending patents we have filed directly is in excess of 23.

Marketing/Competitive Conditions

Product Markets

        SurBred™and StayBred™ — The success of a modern dairy cow operation is dependent upon a number of critical factors. Several of these factors are outside the control of the dairyman, such as milk prices and costs for feed, nutrients, and medicines. Other factors, however, are within the dairyman’s control such as size of the operation (number of head milked), labor costs, and access to high quality bulk feed. The amount of revenue derived from milk sales is a function of the quantity of milk produced and the level of milk fat contained in the milk. These factors correspond directly to the amount of time that a cow is pregnant. The more days during a year that a cow remains un-bred (“open”), the lower the annual milk production from that cow, hence the lower the revenue received.

        The worldwide population of dairy cows exceeds 100 million, of which approximately 58 million cows are located in North America, Europe and the former Soviet Union. According to industry estimates approximately 70% of cows in the North American and European dairy industry are artificially inseminated. Although there are no known published reports regarding timed or synchronized cow breeding programs, management believes, based on discussions with industry sources, that there are an estimated 26 million artificially inseminated cows in timed breeding programs which would represent the primary target market for SurBred™.

        Over the last decade, the average number of days per year that a cow remains open has steadily increased from 130 to 175 days, which has had a negative impact on the average milk revenue per head. A significant percentage of dairy cows, when artificially inseminated, do not become pregnant. Approximately 70% of artificially inseminated cows that do become pregnant abort or absorb. The rate of success for breeding cows after the first attempt has decreased over the past decade from 50% to less than 35%. On average, 65% to 70% of artificially inseminated cows require a second insemination, and approximately 40% of these cows will require a third attempt before typically being culled from the herd.

        In recent decades, several products have been introduced that are designed to create more effective breeding programs for artificially inseminated cows. Whereas these products are administered before artificial insemination (“AI”), SurBred™ and StayBred™ are administered after AI.

        The bovine pregnancy test methods currently being used — palpation and ultrasound — cannot determine pregnancy status until at least 30-days after artificial insemination, which is several days after the cow’s 21-day estrous cycle is over. Additionally, these methods may be harmful to a pregnant cow or risk aborting the calf. Because the first attempt at AI is often unsuccessful, cows in the same “heat” cycle can be inseminated again if the pregnancy status is determined quickly enough. SurBred™, upon successful completion of the test is anticipated to be able to determine pregnancy 18 days after artificial insemination, in time for operators to breed open cows a second time during each 21-day estrous cycle.

        The total cost of artificially inseminating a cow, including the semen, breeder time, and the administration of Gonadorelin (“GnRH”, sold by Merial) and prostaglandin (“PGF”, also known at Lutelyze, sold by Pfizer) to promote ovulation is estimated to be in the range of $24 to $34 per head per treatment (excluding labor) before the cost of ultrasound for determining pregnancy status. The majority of this cost is incurred again with each subsequent artificial insemination, averaging at least two treatments per year to achieve successful pregnancy.

        The following chart describes the ovulation synchronization protocol for dairy cows using traditional synchronization protocol and the second chart the potential impact of AspenBio’s StayBred™ and SurBred™ products that are in development. The Company is currently refining its approach to the reproduction problem and further studies are ongoing. This chart also shows the potential cost differences to the dairy by using StayBred™ at Day 4 and SurBred™ at Day 18 post-AI, as compared to current costs.

OVULATION SYNCHRONIZATION CURRENT PROTOCOL AND COST

Day	-10	-3	-1	0	32	45

Drug/Procedure	GnRH	PGF	GnRH	AI	Ultrasound	Palpation

Approximate Cost	$ 3.00	$ 3.30	$ 3.00	$15 to $25	$10 to $30	$1 to $2
per Dose/Procedure

OVULATION SYNCHRONIZATION PROTOCOL USING STAYBRED™AND SURBRED™

Day	-10	-3	-1	0	4	18

Drug/Procedure	GnRH	PGF	GnRH	AI	StayBred	SurBred

Approximate Cost	$ 3.00	$ 3.30	$ 3.00	$15 to $25	Projected $8 to	Projected
per Dose/Procedure					$ 10	$5 to $7

        Management believes that the use of StayBred™ will result in a higher number of cows maintaining pregnancy (an indicated increase from approximately 20% to 50% in the initial field tests using native LH and hCG), thus decreasing the overall costs of reproduction. This means that total annual costs associated with GnRH, PGF, and artificial insemination would drop and, because the dairy’s cows would retain more calves from the first round of artificial insemination. When SurBred™ is used to determine if a cow is open at day 18 after artificial insemination, the operator is in a position to re-inseminate open cows within the same estrous cycle, thereby reducing duplicate drug costs as well as the number of days a cow is open.

        Merial Limited, one of the world’s largest animal health companies, has the exclusive rights to market and distribute SurBred™ worldwide, once the product is fully developed. If we are able to successfully complete product development, Merial will market and distribute the product exclusively so long as target sales and other conditions are satisfied. As long as there is no competing technology, and assuming that Merial agrees to a restart of the agreement terms, Merial must sell at minimum (subject to adjustment and pro ration depending upon timing of test development) 1.5 million units in year one, 4 million units in year two and 5 million units in each calendar year thereafter during the term of the agreement. We would receive 33% of gross sales revenues, subject to a minimum price of $1.75 per test. If Merial does not satisfy the sales targets, then Merial will lose its exclusive distribution rights. Due to delays encountered with the Early Detection Bovine Pregnancy Test development, Merial and or AspenBio may renegotiate certain aspects of the contract, when and if the product is successfully completed. With respect to each market in which Merial markets the product, the term of the agreement will be the greater of five years or the term of the patent in the country. We also granted Merial a right of first negotiation during the first two years of the agreement to distribute future animal health products we develop exclusive of products generated through outside collaborations. Most of the products we are currently pursuing are licensed from outside collaborators.

        We are on track to complete the initial proof of concept for StayBred™ using a recombinant form of LH during 2005. Once the final formulation has been successfully tested and a mass production process has been decided upon, management plans to begin to market and test the product in the field on a limited basis via veterinary prescription. Additionally, we also plan to file an INADA with the FDA and begin the registration process. Management believes that StayBred™ can be sold as a reagent or by a compounding pharmacy with a veterinarian’s prescription as soon as the product is available although there are no assurances that this will be the case. It is noted that if we involve a major pharmaceutical company in the marketing of this product they may not want to go to market with a product until final FDA approval has been obtained and only then gear up production and concentrate on developing a significant market roll out.

rbovine FSH

        We are also on track to complete dose and efficacy studies on (rbovine FSH) during the next 6 to 8 months. While we can provide no assurance that this will occur, we are in a position to move (rbovine FSH) to process development for commercial scale-up and manufacturing. The market for rbovine FSH, while being much less than that of rbovine LH, is substantial. Due to the significant number of product advantages that we expect (rbovine FSH) to have over conventional FSH extract products our plan is to ask for a premium price per dose of this new compound. This premium price position is supported by the extra benefits and properties we expect rbovine FSH to have such as unbeatable consistency, activity and overall product quality.

Equine Reproduction Hormones

        The most advanced equine product is a recombinant form of equine luteinizing hormone (rEquine LH) designed to induce ovulation in estrous mares thereby providing better overall breeding management and convenience. It is estimated that there are over 750,000 high value equine breedings per year in the United States. Initial inquiries have suggested an average possible selling price in the range of $40 per dose, equaling a total market potential of this product of $30 million annually. We estimate that rapid penetration of up to 25% of this market is reasonable, representing approximately $7.5 million in annual sales. This new recombinant equine LH product is anticipated to be our first FDA approved product based upon INADA filing already made.

        We are also in advanced development of a novel recombinant form of equine follicle stimulating hormone (rEquine FSH) used for “super-ovulation” and embryo transfer in horses. As with our bovine FSH product, this new equine FSH product is expected to provide significant benefits in terms of both purity and consistency versus conventional “animal derived” pituitary extract FSH products. An accurate market potential estimate for this product is not available at this time.

        The equine breeding industry currently lacks any effective method that can precisely control follicular development and ovulation. Extracts containing pituitary derived luteinizing hormone (LH) and follicle stimulating hormone (FSH) have shown to be effective; however, the lack of a reliable commercial product has prevented wide use. Human chorionic gonadotropin (hCG) is also used but horses often develop an immune response to this foreign protein such that repeated use is ineffective. GnRH-derived products have been shown to be effective in inducing ovulation in the horse. However, the only approved product for use in the horse, OvuplantTM , has been withdrawn due to non-compliance with specific FDA regulations and has been off the market for the past two years.

Other (Non-core) product projects:

        Human diagnostic antigens — The total market for human antigens and tumor markers is estimated at approximately $2 million, annually.We believe we currently are the largest supplier in our market, and all of our revenues to date have come from sales of these products. We expect to continue adding products to our diagnostic protein line. Our primary competitor for supply of human pituitary antigens is Dr. Albert Parlow, a professor at

UCLA.     We do not currently sell our products under contracts. Sales are made generally on open account on a purchase order basis.

Customers/Marketing

        SurBred™ (early bovine pregnancy test) — Merial will be responsible for the marketing of this product. We expect that the customers for our bovine pregnancy test will be primarily the artificial insemination (AI) providers. The AI providers include three general categories of business: (1) pharmaceutical companies selling prostaglandins, which are used to induce estrus in cows to be artificially inseminated; (2) companies selling cattle semen and providing the actual AI services; and (3) AI equipment manufacturers and suppliers. There are a limited number of these AI providers who service the dairy industry.

        Recombinant Bovine LH & FSH — While all of these hormone products will be prescribed by licensed veterinarians, the ultimate customers for the bovine drugs will be commercial dairy operations using timed (synchronized) breeding programs. It may also have further applications in all artificially inseminated cows. An injection given shortly after insemination should increase the retention of a healthy fetus by a measurable percentage over cows not receiving an injection. We anticipate that a significant partner will develop marketing on a large scale, which will be determined as we complete our clinical trials on the recombinant form of LH now being developed.

        Recombinant Equine LH & FSH — We anticipate that the ultimate customers for the equine LH and FSH will be licensed veterinarians. If we are successful in the development of these products we anticipate entering into agreements with a pharmaceutical company for marketing and distribution.

        Human Antigens Division — The customers for our human antigen products are the manufacturers of the diagnostic test kits and research facilities and brokers who sell to these same end users. Two of our larger customers are brokers, Monobind and Golden West Biologics, which accounted for approximately eighteen percent (18%) and three percent (3%) of our business, respectively, in 2004. One of our customers, BioRad, accounted for approximately fifty-two percent (52%) of our business in 2004. In 2003, BioRad accounted for 54% of our sales. The loss of BioRad would have a material adverse effect on this division of our business.

General Operations

Backlog and inventory — Our business is not seasonal in nature, so we expect demand to remain relatively steady. Some of the products we are working on we expect will be seasonal in nature such a eLH due to the breeding times for horses. Because we produce proteins on demand, we do not maintain a backlog of orders. We believe we have reliable sources of raw materials, do not require significant amounts of raw materials, and can manufacture all of our protein. As a result, we do not expend large amounts of capital to maintain inventory.

Payment terms — Because we currently act as a supplier to manufacturers of test kits and research facilities, we do not provide extended payment terms.

Revenues — The vast majority of our revenues come from domestic customers. Less than 10% of our revenues come from several foreign customers.

Employees — We currently have eleven full-time employees. We will hire additional personnel, as needed depending upon the implementation and success of our new product lines.

Research and Development

We spent $561,000 on research and development in fiscal 2004 and $540,000 in fiscal 2003. We expect to spend significantly more over the next few years to develop our new products depending upon available funding, primarily on the recombinant form of bovine and equine proteins. We will also continue research and development to improve and add antigens to the bovine pregnancy test, in order to improve accuracy and eliminate competition.

Compliance

FDA

The Food and Drug Administration (“FDA”) has regulatory authority over certain of our planned products. Our existing products require no approvals at our level.

SurBred™ Early Bovine Pregnancy Test — Because the bovine pregnancy test will be a diagnostic use only, it will not be subject to FDA regulation. However, we will make a notification filing with the FDA, which advises the FDA of the expected uses and labeling of the product.

Recombinant Bovine LH and FSH Drugs — It is anticipated that an INADA will be required to be filed with the FDA before mass marketing and distribution can occur. During the initial distribution phase management believes the Company will be able to use the drugs as sterile reagent products for use under a veterinarian’s prescription.

Recombinant Equine LH and FSH Drugs — As these two equine drugs would have a therapeutic use, they would require FDA regulatory approval similar to that required for other animal drugs. During the initial distribution phase management believes the Company will be able to use the drugs as sterile reagent products for use under a veterinarian’s prescription.

Human Patients — FDA approval is required for therapeutic uses of products. For use on human patients, FDA extensively regulates the testing, manufacturing, labeling, advertising, promotion, export and marketing of therapeutic products. A therapeutic product administered to human patients is regulated as a drug or a biologic drug and requires regulatory approval before it may be commercialized. This would be applicable to AspenBio if we become involved in the manufacture of the potential diagnostic for the treatment of Appendicitis.

Product approvals are granted after extensive clinical trials. Any product approvals that are granted remain subject to continual FDA review, and newly discovered or developed safety or efficacy data may result in withdrawal of products from marketing. Moreover, if and when such approval is obtained, the manufacture and marketing of such products remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including compliance with current Good Manufacturing Practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. Manufacturers are subject to inspection and market surveillance by the FDA for compliance with these regulatory requirements. Failure to comply with the requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or withdrawals of regulatory approvals, operating restrictions and criminal prosecutions. Any such enforcement action could have a material adverse effect on our business. Unanticipated changes in existing regulatory requirements or the adoption of new requirements could also have a material adverse effect on our business.

Environmental Protection

We are subject to various environmental laws pertaining to the disposal of hazardous medical waste. We contract for disposal of our hazardous waste with a licensed disposal facility. We do not expect to incur liabilities related to compliance with environmental laws; however, we cannot make a definitive prediction. The costs we incur in disposal of hazardous waste have not been significant.

Other Laws

        We are also subject to other federal, state and local laws, pertaining to matters such as safe working conditions and fire hazard control. We are subject to various environmental laws pertaining to the disposal of hazardous medical waste. We contract for disposal of our hazardous waste with a licensed disposal facility. We do not expect to incur liabilities related to compliance with environmental laws; however, we cannot make a definitive prediction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparative Results for the Six-Month Periods Ended June 30, 2005 and 2004

        Sales for the six months ended June 30, 2005 totaled $458,000, which is a $121,000 or 36% increase from the 2004 period. The change in sales is primarily attributable to the timing of existing customers’ order placement. It is not unusual for the orders from our customers to vary by quarter depending upon the customers’ sales and production needs.

        Cost of sales for the six months ended June 30, 2005 totaled $290,000; a $115,000 or 65% increase as compared to the 2004 period. The change in cost of sales resulted primarily from higher sales levels combined with increased overhead expenses we are incurring as a result of additional personnel being added and higher expenses overall from increases in raw material costs.

        Selling, general and administrative expenses in the six months ended June 30, 2005, totaled $567,000, which is a $145,000 or 20% decrease as compared to the 2004 period. The decrease relates primarily to the amortization of the consulting contract we signed in January 2004, which was fully amortized by mid January 2005 and therefore the corresponding 2005 expense was lower.

        Research and development expenses in the 2005 period totaled $301,000, which is a $28,000 or 10% increase as compared to the 2004 period. The change is due to a number of factors affecting the timing of development costs being incurred combined with the fact that during 2004 higher minimum annual levels of license agreement fees were being paid, that are not being incurred in 2005. In 2005 additional direct costs for product development, primarily eLH and the bovine pregnancy test, are being incurred for outsourced contract development services.

        Interest expense for the six months ended June 30, 2005, decreased to $120,000 or $63,000 less as compared to the 2004 period. The decrease was primarily due to lower debt levels in the 2005 period following the equity offerings that were closed in 2004 and 2005, providing additional working capital.

Comparative Results for the Three-Month Periods Ended June 30, 2005 and 2004

        Sales for the three months ended June 30, 2005 totaled $307,000, which is a $104,000 or 51% increase from the 2004 period. The change in sales is primarily attributable to the timing of existing customers’ order placement. It is not unusual for the orders from our customers to vary by quarter depending upon the customers’ sales and production needs.

        Cost of sales for the three months ended June 30, 2005 totaled $187,000; a $99,000 or 112% increase as compared to the 2004 period. The change in cost of sales resulted primarily from higher sales levels combined with increased overhead expenses we are incurring as a result of additional personnel being added and higher expense overall from increases in raw material costs.

        Selling, general and administrative expenses in the three months ended June 30, 2005, totaled $286,000, which is a $124,000 or 30% decrease as compared to the 2004 period. The decrease relates primarily to the amortization expense of the consulting contract we signed in January 2004, which was fully amortized by mid January 2005 and therefore the corresponding 2005 expense was lower. Professional fees have also reduced due to less contract and associated work in 2005.

         Research and development expenses in the 2005 period totaled $169,000, which is a $45,000 or 37% increase as compared to the 2004 period. The change is due to a number of factors affecting the timing of development costs being incurred combined with the fact that during 2004 higher minimum annual levels of license agreement fees were being paid, that are not being incurred in 2005. In 2005 additional direct costs for product development, primarily eLH and the bovine pregnancy test, are being incurred for outsourced contract development services.

        Interest expense for the three months ended June 30, 2005, decreased to $57,000 or $43,000 less as compared to the 2004 period. The decrease was primarily due to lower debt levels in the 2005 period following the equity offerings that were closed in 2004 and 2005, providing additional working capital.

Comparative Results for the Years Ended December 31, 2004 and 2003

        Sales for the year ended December 31, 2004 totaled $804,000, which is a $154,000 or 23.6% increase from the year ended December 31, 2003. The increase in sales is primarily attributable to increased shipment levels to a number of existing customers, including the Company’s largest customer, to which sales increased by approximately $69,000 or 20%. It is not unusual for the orders from our customers to vary by quarter and by year depending upon the customer’s sales and production needs. We cannot predict future sales volumes that could be expected from existing or other customers.

        Costs of sales for the year ended December 31, 2004 totaled $476,000, a $43,000 or 8.3% decrease as compared to the 2003 period. The change in cost of sales resulted from a combination of factors including a reduction in the cost of certain raw materials and better absorption of overhead at the higher sales levels. Gross profit percentage increased to 40.8% in the year ended December 31, 2004, as compared to 20.3% in the 2003 period. The change is generally attributable to better absorption of certain fixed overhead costs at the higher sales levels, more efficient production out of our new facility, net of the increased operating costs associated with the new facility.

        Selling, general and administrative expenses in the year ended December 31, 2004, totaled $1,113,000, which is a $236,000 or 26.8% increase as compared to the 2003 period. The increase is primarily attributable to a combination of additional personnel on staff, higher operating expenses in our new facility and costs of contracts and capital raised. During 2004 operating expenses included $426,000 in amortization expenses relating to the cost of the one-year consulting contract we entered into in January 2004.

        Research and development expenses in the year ended December 31, 2004 totaled $561,000, which is a $21,000 or 3.9% increase as compared to the 2003 period. The increase is due primarily to an $86,000 increase in consulting services on product development net of a $45,000 decrease in research salaries due to outsourced consulting. Current technologies being developed include the bovine pregnancy tests as well as equine and bovine pregnancy enhancement products. Depending upon available cash, we expect research and development expenses to increase appreciably for the year ending December 31, 2005, as development of our primary products accelerates.

        Interest expense for the year ended December 31, 2004, decreased to $324,000 or $30,000 less as compared to the $353,000 for the 2003 year. The decrease was primarily due to lower debt levels following the equity offerings that were closed in 2004. During the year ended December 31, 2003, we recorded an $81,500 expense for the estimated non-cash cost associated with the revision in terms of a convertible note offering that was completed during 2003.

        No income tax benefit was recorded on the loss for the year ended December 31, 2004, as management of the Company was unable to determine that it was more likely than not that such benefit would be realized. At December 31, 2004, the Company had a net operating loss for income tax purposes of approximately $4,170,000, expiring through 2024.

LIQUIDITY AND CAPITAL RESOURCES

        The Company reported a net loss of $820,000 during the six months ended June 30, 2005. At June 30, 2005, the Company had working capital of $3,063,000. Management believes that its current working capital position is sufficient to continue with the technology development activities and support the current level of operations for the near term. Management plans to also continue to fulfill the requirements under the global development and distribution agreement signed in March 2003 with Merial, to accomplish the milestones and successful completion of the bovine pregnancy test to receive additional development payments of up to $1,700,000. The completion of this test has been delayed from the timeline originally agreed to under the distribution agreement and the Company is attempting to achieve its requirements in the next few months under the agreement. The Company is also focused on generating increased product sales from its base antigen business as well as sales from products currently in late stage development.

        Capital expenditures, primarily for production, laboratory and facility improvement costs for the remainder of the fiscal year ending December 31, 2005, are anticipated to total approximately $10,000-30,000.

        AspenBio anticipates that spending for research and development for the balance of the fiscal year ending December 31, 2005, will continue at an accelerated pace to those for the six months ended June 30, 2005. The primary expenditures will be to continue to fund development costs in support of the current pipeline products as well to file patents and revise and update previous filings on the Company’s technologies. The principal products consist of the bovine pregnancy test and equine and bovine pregnancy enhancement drugs in the development and testing process. The Company may also consider acquisitions of development technologies or products, should opportunities arise that the Company believes fit the Company’s business strategy and would be appropriate from a capital standpoint.

        The Company has a $3,250,000 permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes a portion guaranteed by the U. S. Small Business Administration. The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The average approximate interest rate is 6.5% and the loan requires monthly payments of approximately $23,700.

        The Company has a 6% note payable to a stockholder under a note totaling $744,797, at June 30, 2005. Total monthly payments of $10,000, including interest are being made to him with the then remaining balance due as of June 2008.

        As of June 30, 2005, the Company had closed on $3,497,892, under an offering of equity securities. For each $1,000,000 invested, the purchaser received 1,142,857 common shares and 1,142,857 warrants to purchase the same number of shares exercisable for five years at $1.35 per share. A total of 3,997,597 shares and 3,997,597 warrants were issued. Subsequent to June 30, 2005, the Company closed on an additional $60,000 under the same offering and the offering was thereupon terminated. A total of 68,573 shares and 68,573 warrants were issued in the offering subsequent to June 30, 2005. The offering was made to accredited investors only, including a significant investor in the Registrant’s 2004 funding. A total of $157,384 in fees was paid to a placement agent for the total offering. The placement agent was also awarded 399,760 warrants (5% each of the shares and warrants sold in the offering). The purpose of the private placement is to raise funds for working capital, new product development and general corporate purposes.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss and utilized net cash in operating activities of $2,091,576 and $1,372,268, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,717,177 and $395,603, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are discussed below. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        During 2005 the Company expects to continue to incur cash losses from operations. While recent increases in revenues will provide limited additional cash flow from such sales margins, additional expenses from the recent hiring of our new President \ CEO and expenses for contract services in product development will more than offset these amounts. The Company’s plans to bridge such cash shortfalls in 2005 include the following:

1.	Aggressively pursuing additional fund raising activities from both existing and possible new investors.

2.	Explore revenue opportunities from licensing, partnering or limited research product sales of one or more of the new drugs under development, with the most near term product being the recombinant equine LH drug.

3.	Continue to refine and develop the bovine early pregnancy test to achieve the milestones as anticipated to be required under the Merial agreement and reach a "re-start" agreement of the dates with Merial on that agreement, to provide the Company with milestone payments.

4.	Depending upon the timing and magnitude of cash flow needs, attempt to reach agreements with key employees and stockholders to defer all or a portion of compensation and loan payments to such parties.

Operating Activities

        Net cash consumed by operating activities was $513,000 during the six months ended June 30, 2005. Cash was consumed by the loss of $820,000, less non-cash expenses of $202,000 for depreciation and amortization and stock and options issued for services, including $18,000 associated with the completion of the amortization of the consulting agreement signed in January 2004. A decrease in accounts receivable of approximately $130,000 from lower sales levels in June 2005 as compared to December 2004 provided cash. This was partially offset by a net decrease in accounts payable and accrued liabilities of $72,000 during the period that consumed cash.

        Net cash consumed by operating activities was $318,000 during the six months ended June 30, 2004. Cash was consumed by the loss of $1,006,000, less non-cash expenses of $323,000 for depreciation and amortization, including $204,000 associated with the amortization of the consulting agreement signed in January 2004. Higher operating expenses generally accounted for the majority of the loss increase. An increase in accounts payable and accruals of $388,000 during the period funded a portion of the loss.

        Net cash consumed by operating activities was $1,372,000 during the year ended December 31, 2004. Cash was consumed by the loss of $2,092,000, less non-cash expenses of $747,000 for stock and options issued for services and depreciation and amortization, including $426,000 associated with the amortization of the consulting agreement signed in January 2004. Higher operating expenses generally accounted for the majority of the loss increase. An increase in accounts receivable of $175,000, net of decreases of $58,000 in inventories and a net increase of $77,000 in accounts payable and accruals during the year also consumed cash.

        Net cash consumed by operating activities was $396,000 during the year ended December 31, 2003. During March 2003, cash of $200,000 was received upon the execution of the global development and distribution agreement, which has been recorded as deferred revenue until the Company has completed the contingencies under the agreement. Cash was consumed by the loss of $1,717,000, less non-cash expenses of $411,000 for stock and options issued for services and depreciation and amortization. Cash of $350,000 was generated when the permanent mortgage was closed, thereby releasing the restricted cash associated with the prior agreement. Accounts receivable and inventories increased $325,000, which consumed additional cash. During March 2003, cash of $200,000 was received upon the execution of the global development and distribution agreement, which has been recorded as deferred revenue until the Company has completed the contingencies under the agreement.

Investing Activities

        Net cash outflows from investing activities consumed $89,000 during the 2005 period. The outflow was attributable to purchases of property and equipment of $41,000 and payments of $48,000 for patents and trademark application costs.

        Net cash outflows from investing activities consumed $131,000 during the six months ended June 30, 2004. The outflow was attributable to $28,000 for purchases of property and equipment, $83,000 for patents and trademark application costs and the balance for other assets.

        Net cash outflows from investing activities consumed $138,000 during the year ended December 31, 2004. The outflow was primarily attributable to purchases of property and equipment and intangibles.

        Net cash outflows from investing activities consumed $228,000 during the year ended December 31, 2003. The outflow was primarily attributable to purchases of property and equipment and intangibles.

Financing Activities

        Net cash inflows from financing activities generated $3,227,000 during the 2005 period relating to net proceeds from the sale of common stock and warrants under a private placement offering, totaled $3,302,000 net of $75,000 for repayments under its debt agreements.

        Net cash inflows from financing activities generated $313,000 during the six months ended June 30, 2004. The Company received net proceeds of $342,000 from the sale of common stock during the period. During the period, the Company received $51,000 from the proceeds of debt and repaid $81,000 under its debt agreements.

        Net cash inflows from financing activities generated $1,941,000 during the year ended December 31, 2004. The Company received net proceeds of $2,564,000 from the sale of common stock during 2004. During 2004, the Company received $63,000 from the proceeds of debt and repaid $687,000 under its debt agreements.

        Net cash inflows from financing activities generated $640,000 during the year ended December 31, 2003. The Company drew $249,000 under the new line of credit. The construction loan was increased by $653,000, advanced directly to finalize the construction of our new facility. This loan was converted into a $3,250,000 permanent mortgage in June 2003, and loan closing costs of $57,000 incurred. During the year we received $79,000 in new loan proceeds above the amounts that we repaid during the period. We also received net proceeds from the sale of common stock totaling $718,000, exclusive of debt conversions, and repurchased and retired $100,000 of common stock during the year.

Critical Accounting Policies

        The Company’s financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

        Accounts Receivable: Accounts receivable balances are stated net of allowances for doubtful accounts. The Company records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients. A financial decline of any one of the Company’s large clients could have an adverse and material effect on the collectibility of receivables and thus the adequacy of the allowance for doubtful accounts. Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company’s statements of operations. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

        Inventories: The Company’s inventory is a significant component of current assets and is stated at the lower of cost or market. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to the Company’s forecasts of these items, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

        Long-Lived Assets: The Company records property and equipment at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The carrying value of the Company’s long-lived assets is periodically reviewed to determine that such carrying amounts are not in excess of estimated market value. Goodwill is reviewed annually for impairment by comparing the carrying value to the present value of its expected cash flows or future value. For the years ended December 31, 2004 and 2003, the required annual testing resulted in no impairment charge.

        Revenue recognition: The Company’s revenues are recognized when products are shipped or delivered to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with SAB No. 101. Revenue is recognized under development and distribution agreements only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii) the price is not contingent on future activity and collectibility is reasonably assured.

        Stock-based compensation: SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

        Transactions in which the Company issues stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. The Company often utilizes pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of the Company’s common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

        In December 2004, the FASB issued SFAS No. 123 (R ) Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R ) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123 (R ) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of this standard, but depending upon the number and terms of options that may be granted in future periods and the impact of previous issues that will vest subsequent to January 1, 2006, the implementation of this standard could have a material impact on the Company’s financial position and results of operations.

Recent Accounting Pronouncements:

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods and the impact of previous issues that will vest subsequent to January 1, 2006, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

        In December 2003, the FASB issued SFAS Interpretation 46R (“FIN 46R”), a revision to SFAS Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on the Company’s consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for certain provisions relating to mandatorily redeemable non-controlling interests, which have been indefinitely deferred. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company. Management believes if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on the Company’s operations or financial condition.

DESCRIPTION OF PROPERTY

        We maintain our administrative office, laboratory and production operations in a 40,000 square foot building in Castle Rock, Colorado, which was constructed for us. We moved into our new facility in early 2003 and do not presently plan any renovation, improvements, or development of this property.

        We own the property subject to a mortgage with an outstanding balance of approximately $3,150,000 at June 30, 2005, payable in monthly installments of approximately $23,700 and bearing interest at an approximate average rate of 6.5%. The Company maintains adequate insurance coverage on the property.

MARKET FOR THE REGISTRANT’S COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the over-the-counter bulletin board system operated by NASDAQ under the symbol “APNB.OB”. Trading of our stock commenced in February 2003. The following table sets forth, for the periods indicated, the high and low closing prices of our shares, as reported by Prophet.net. These quotations reflect the inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transaction.

Quarter ended	High	Low

June 30, 2005	$0.95	$0.63
March 31, 2005	$0.85	$0.51

December 31, 2004	$0.95	$0.45
September 30, 2004	$1.25	$0.64
June 30, 2004	$1.60	$1.20
March 31, 2004	$1.70	$1.07

December 31, 2003	$1.45	$1.07
September 30, 2003	$1.60	$1.25
June 30, 2003	$3.70	$1.20
March 31, 2003	$4.30	$3.50

As of August 8, 2005 we had approximately 1,050 holders of record (excluding an indeterminable number of shareholders whose shares are held in street or “nominee” name) of our common stock.

During the years ended December 31, 2003 and 2004, we did not pay a dividend on our common stock and we do not intend to pay cash dividends for the foreseeable future. Instead, we currently plan to retain earnings, if any, for use in the operation of our business and to fund future growth. In addition, the Company is prohibited from paying dividends on its Common Stock while certain long-term indebtedness remains outstanding.

        The closing bid price of our Common Stock on August 12, 2005 was $.81 per share.

EXECUTIVE COMPENSATION

Compensation and other Benefits of Executive Officers

The following table sets out the compensation received for the fiscal years ended December 31, 2004, 2003 and 2002 in respect to each of the individuals who were the Company’s chief executive officer at any time during the last fiscal year and the Company’s four most highly compensated executive officers whose total salary and bonus exceeded $100,000 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

			FISCAL YEAR COMPENSATION			LONG TERM COMPENSATION
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities under Option/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All other Compen- sation ($)
Roger D. Hurst,	2004	88,833	0	0	0	0	0	0
Former -Chief
Executive Officer,
Secretary and
Director
	2003	64,500	0	0	0	0	0	0
	2002	72,000	0	0	0	0	0	0

Richard G.	2004	0	0	0	0	0	0	0
Donnelly, Chief
Executive Officer
and Director
	2003	0	0	0	0	0	0	0
	2002	0	0	0	0	0	0	0

Agreements with Management

        In December 2004, Mr. Hurst resigned as an officer and director of the Company. In January 2005 Mr. Donnelly was elected to the Company's Board of Directors and joined the Company as President, Chief Executive Officer.

        We entered into employment agreements with Richard G. Donnelly and Roger D. Hurst, providing annual compensation of $150,000 and $100,000, respectively. The agreements provide for use of their services to the Company for a minimum of one year and automatically renew at the end of each year unless terminated by either party. The Company is limited in its right to cancel the Hurst agreement, so long as indebtedness owed by the Company and guaranteed by Mr. Hurst remains outstanding. The agreements contain standard provisions for non-competition, confidentiality, indemnification and termination.

Option Grants To Officers Fiscal Year End Option Values

        No stock option grant table or year-end option table is included in this prospectus because during 2004 none of our named executive officers held any options to purchase our common stock. During January 2005, Mr. Donnelly was granted 500,000 stock options, exercisable for ten years at $.60 per share.

Aggregated Option/SAR Exercised in Last Financial Year and Fiscal Year-End Option/SAR Values.

        None.

Compensation of Directors.

        Other than Gregory Pusey, our directors do not currently receive any cash compensation from us for their services as members of the Board of Directors. Mr. Pusey, the Company’s active Chairman of the Board is paid $60,000 ($40,000 until April 1, 2005) per year for his services, which commenced September of 2003. In August 2001, we issued options to each of Bruce F. Deal, a former director of the Company, and Gail S. Schoettler, to purchase 100,000 shares of our common stock at $1.00 per share during a five-year period. In January of 2004, we issued options to Gregory Pusey to purchase 100,000 shares at $1.21 per share with a ten-year term. In March of 2004, we made a grant of options to Douglas I. Hepler to be issued upon his acceptance of his Board appointment to purchase 100,000 shares at $1.50 per share with a ten-year term. In May 2004, we made a grant of options to Gail Schoettler to purchase 100,000 shares at $1.47 per share with a five-year term. On October 1, 2004, we made a grant of options to David Welch to purchase 100,000 shares at $0.76 per share with a ten-year term, subject to vesting over the next three years. In January 2005, we issued options to Richard Donnelly to purchase 500,000 shares at $.60 per share with a ten-year term. In March 2005 we issued a total of 400,000 options, exercisable at $0.80 to $0.85 per share, to our directors, 50,000 each to our three outside directors and 250,000 to Mr. Pusey, Chairman of the Board.

Benefit Plans.

2002 Stock Incentive Plan

In April 2002, we adopted our 2002 Stock Incentive Plan. The purpose of the plan is to promote our interests and the interests of our shareholders by providing participants a significant stake in our performance and providing an opportunity for the participants to increase their holdings of our common stock. The plan is administered by the Option Committee, which consists of the Board or a committee of the Board, as the Board may from time to time designate, composed of not less than two members of the Board, each of who shall be a director who is not employed by us. The Option Committee has the authority to select employees and consultants (which may include directors) to receive awards, to determine the number of shares of common stock covered by awards and to set the terms and conditions of awards. The plan, as amended authorizes the grant of options to purchase up to 1,500,000 shares of our common stock. We currently have outstanding options to purchase 2,065,000 shares. We are considering an amendment to 2002 Stock Incentive Plan to increase from 1,500,000 the shares of common stock reserved under the plan. The options are exercisable in annual installments of one third each or other vesting schedules as determined by the Board of Directors, at prices ranging from $.61 to $1.50 per share for a term of ten years. In addition to stock options, we may also offer a participant a right to purchase shares of common stock subject to such restrictions and conditions as the Option Committee may determine at the time of grant. Such conditions may include continued services to us or the achievement of specified performance goals or objectives. No common stock has been issued pursuant to the plan.

Equity Compensation Plan Information

The following table gives information about the Company’s common stock that may be issued upon the exercise of options under the 2002 Stock Option Plan as of December 31, 2004.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))	(d) Total of Securities Reflected in Columns (a) and (c)
Equity Compensation Plans
Approved by Shareowners	1,500,000	$1.04	—	1,500,000

Equity Compensation Plans
Not Approved by
Shareowners	85,000	$.75	—	85,000

TOTAL	1,585,000	$1.04	—	1,585,000

LEGAL MATTERS

        Legal matters in connection with the shares of common stock being offered for resale hereby have been passed on for the Company by the law firm of Burns, Figa & Will, P.C., Englewood, Colorado.

EXPERTS

        The audited financial statements as of and for the years ended December 31, 2004 and 2003 of AspenBio, Inc. included herein and elsewhere in this Prospectus and Registration Statement have been audited by GHP Horwath, P.C., independent registered public accounting firm, to the extent set forth in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern) appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

CHANGES IN ACCOUNTANTS

        There has been no change in our auditors during the past two fiscal years.

ADDITIONAL INFORMATION

        The Company has filed with the Commission, a registration statement (together with all amendments thereto, the “Registration Statement”) under the 1933 Act with respect to the securities offered hereby. This prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith, which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the material contained therein may be obtained from the Commission upon payment of applicable copying charges. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement.

        The Company is subject to the reporting and other informational requirements of the 1934 Act and, in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information, once filed by the Company, can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10279. Information on the operations of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http:/www.sec.gov.

        The Company intends to furnish annual reports to stockholders containing audited financial statements and will also make available quarterly reports and such other periodic reports as it may determine to be appropriate or as may be required by law.

AspenBio, Inc.
INDEX TO FINANCIAL STATEMENTS

AspenBio, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AspenBio, Inc.

        We have audited the accompanying balance sheet of AspenBio, Inc. (“the Company”) as of December 31, 2004, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AspenBio, Inc. as of December 31, 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss and utilized net cash in operating activities of $2,091,576 and $1,372,268, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,717,177 and $395,603, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GHP HORWATH, P.C.

/s/ GHP Horwath, P.C.

Denver, Colorado
March 22, 2005

AspenBio, Inc.
Balance Sheet
December 31, 2004

ASSETS
Current assets:
Cash	$578,105
Accounts receivable, net (Notes 6 and 12)	196,456
Inventories (Notes 3 and 6)	202,403

Total current assets	976,964

Property and equipment, net (Notes 4, 6 and 8)	3,553,415

Other assets:
Goodwill	387,239
Other intangibles (Note 5)	493,754

Total other assets	880,993

Total assets	$5,411,372

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$140,531
Accrued expenses (Note 7)	141,897
Current portion of notes payable:
Mortgage note (Note 8)	77,200
Related party (Note 7)	75,156

Total current liabilities	434,784

Mortgage note payable, less current portion (Note 8)	3,110,941
Note payable, related party (Note 7)	706,320
Deferred revenue (Note 2)	200,000

Total liabilities	4,452,045

Commitments and contingencies (Note 12)
Stockholders' equity (Notes 9 and 10):
Common stock, no par value, 30,000,000 shares authorized;
11,713,143 shares issued and outstanding	5,919,695
Accumulated deficit	(4,960,368)

Total stockholders' equity	959,327

Total liabilities and stockholders' equity	$5,411,372

See Accompanying Notes to Financial Statements

AspenBio, Inc.
Statements of Operations
Years ended December 31,

	2004	2003
Sales	$804,101	$650,575
Cost of sales	475,676	518,493

Gross profit	328,425	132,082

Operating expenses:
Selling, general and administrative	1,113,142	877,562
Amortization of consulting contract (Note 12)	426,458	—
Research and development	561,141	540,292

Total operating expenses	2,100,741	1,417,854

Operating loss	(1,772,316)	(1,285,772)

Other income (expense):
Interest expense	(323,824)	(353,342)
Debt conversion inducement expense (Note 7)	—	(81,500)
Interest income	4,564	3,437

Total other (expense)	(319,260)	(431,405)

Net loss	$(2,091,576)	$(1,717,177)

Basic and diluted loss per share	$(.19)	$(.19)

Basic and diluted weighted average
shares outstanding	10,935,928	9,239,909

See Accompanying Notes to Financial Statements

AspenBio, Inc.
Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2004 and 2003

	Common Stock
	Shares	Amount	Accumulated deficit	Total
Balance, December 31, 2002	9,300,000	$1,555,770	$(1,151,615)	$404,155
Debt converted into common stock	188,281	272,365	—	272,365
Common stock and warrants
issued with debt offering	350,000	188,510	—	188,510
Common stock contributed by stockholder
for debt offering	(350,000)	(161,490)	—	(161,490)
Common stock issued for cash, net of
offering expenses of $160,770	1,083,750	922,980	—	922,980
Common stock repurchased for cash	(500,000)	(100,000)	—	(100,000)
Common stock issued for services	30,000	33,900	—	33,900
Net loss for the year	—	—	(1,717,177)	(1,717,177)

Balance, December 31, 2003	10,102,031	2,712,035	(2,868,792)	(156,757)
Stock options issued for consulting
agreement and services	—	500,872	—	500,872
Common stock surrendered upon
agreement termination	(5,000)	(5,650)	—	(5,650)
Common stock issued for cash, net of
offering expenses of $370,562	3,354,285	2,564,438	—	2,564,438
Common stock contributed by stockholder
for equity offering	(1,896,757)	—	—	—
Common stock issued for services
and license agreement	158,584	148,000	—	148,000
Net loss for the year	—	—	(2,091,576)	(2,091,576)

Balance, December 31, 2004	11,713,143	$5,919,695	$(4,960,368)	$959,327

See Accompanying Notes to Financial Statements

AspenBio, Inc.
Statements of Cash Flows
Years ended December 31,

	2004	2003
Cash flows from operating activities
Net loss	$(2,091,576)	$(1,717,177)
Adjustments to reconcile net loss to
net cash used by operating activities
Depreciation and amortization	673,015	277,735
Stock and options issued for services	73,872	133,705
Discount of note payable	—	16,000
(Increase) decrease in:
Accounts receivable	(175,107)	73,088
Inventories	57,569	251,487
Restricted cash	—	350,000
Prepaid expenses	13,068	(7,418)
Increase (decrease) in:
Accounts payable	68,457	(177,130)
Accrued liabilities	8,434	204,107
Deferred revenue	—	200,000

Net cash used by operating activities	(1,372,268)	(395,603)

Cash flows from investing activities
Purchases of property and equipment	(30,256)	(176,435)
Patent and trademark application costs	(108,185)	(60,467)
Reductions in other assets	—	8,925

Net cash used by investing activities	(138,441)	(227,977)

Cash flows from financing activities
Proceeds from the issuance of notes payable	62,857	745,464
Payment of mortgage loan costs	—	(57,085)
Repayment of notes payable	(686,613)	(666,427)
Proceeds from issuance of common stock	2,564,438	717,980
Repurchase of common stock	—	(100,000)

Net cash provided by financing activities	1,940,682	639,932

Net increase in cash	429,973	16,352

Cash at beginning of year	148,132	131,780

Cash at end of year	$578,105	$148,132

Continued

AspenBio, Inc.
Statements of Cash Flows (Continued)
Years ended December 31,

	2004	2003
Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$294,168	$222,551
Schedule of non-cash investing and
financing transactions:
Common stock issued for debt conversion	—	$427,181
Common stock issued pursuant to license agreement	130,000	—
Value of 5,000 and 350,000 common shares
contributed by stockholders; respectively	5,650	161,490
Warrants issued in connection with note payable	—	29,603
Construction in progress financed by construction loan	—	653,252
Construction loan refinanced to mortgage	—	3,250,000
Contribution of 1,896,757 common shares from stockholder	—	—

See Accompanying Notes to Financial Statements

AspenBio, Inc.
Notes to Financial Statements

1.     Organization and summary of significant accounting policies:

        Nature of operations:

AspenBio, Inc. (the “Company” or “AspenBio”) was organized on July 24, 2000, as a Colorado corporation. AspenBio is a biotechnology company that operates a base business as a purifier of human and animal antigens, manufacturing over 30 products. The antigens are used as standards and controls in diagnostic test kits, antibody purification and in research projects.

The Company’s research and development activities consist primarily of the bovine pregnancy test as well as equine and bovine pregnancy enhancement drug products. Products being developed are currently projected for use in the diagnosis and treatment of animals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss and utilized net cash in operating activities of $2,091,576 and $1,372,268, respectively, in the year ended December 31, 2004, and incurred a net loss and utilized net cash in operating activities of $1,717,177 and $395,603, respectively, in the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are discussed below. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During 2005 the Company expects to continue to incur cash losses from operations. While recent increases in revenues will provide limited additional cash flow from such sales margins, additional expenses from the recent hiring of our new President \ CEO and expenses for contract services in product development will more than offset these amounts. The Company’s plans to bridge such cash shortfalls in 2005 include the following:

1.	Aggressively pursuing additional fund raising activities from both existing and possible new investors.

2.	Explore revenue opportunities from licensing, partnering or limited research product sales of one or more of the new drugs under development, with the most near term product being the recombinant equine LH drug.

3.	Continue to refine and develop the bovine early pregnancy test to achieve the milestones as anticipated to be required under the Merial agreement and reach a “re-start” agreement of the dates with Merial on that agreement, to provide the Company with milestone payments.

4.	Depending upon the timing and magnitude of cash flow needs, attempt to reach agreements with key employees and stockholders to defer all or a portion of compensation and loan payments to such parties.

Revenue is recognized under development and distribution agreements only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii) the price is not contingent on future activity and collectibility is reasonably assured.

Accounts receivable are stated net of an allowance for doubtful accounts of approximately $1,600 at December 31, 2004.

1.     Organization and summary of significant accounting policies (continued):

Revenue recognition and accounts receivable:

The Company recognizes revenue when product is shipped or delivered. The Company extends credit to customers generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company sells primarily throughout North America.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method. The elements of cost in inventories include materials, labor and overhead. The Company purchases substantially all of its raw materials from one supplier.

Property and equipment:

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, generally twenty-five years for the building, ten years for land improvements and five years for equipment.

Goodwill and other intangible assets:

Goodwill, arising from the initial formation of the Company represents the purchase price paid and liabilities assumed in excess of the fair market value of tangible assets acquired. Under Statement of Financial Accounting Standards “SFAS”) No. 142, Goodwill and Other Intangible Assets goodwill and intangible assets with indefinite useful lives are not amortized. SFAS No. 142 requires that these assets be reviewed for impairment at least annually, or whenever there is an indication of impairment. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

SFAS No. 142 requires companies to allocate goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the fair value of the reporting unit does not exceed the carrying amount, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. This step requires the allocation of the fair value of the reporting unit to the reporting unit’s assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over its re-evaluated net assets would be the new basis for the reporting unit’s goodwill, and any necessary goodwill write down to this new value would be recognized as an impairment expense.

The Company has one reporting unit. The Company performs a goodwill impairment test in the fourth quarter of each year and determined that there has been no goodwill impairment. A goodwill impairment test will be performed annually in the fourth quarter or upon significant changes in the Company’s business environment.

1.     Organization and summary of significant accounting policies (continued):

Impairment of long-lived assets:

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its review, management does not believe that any impairment of long-lived assets exists at December 31, 2004.

Research and development:

Research and development costs are charged to expense as incurred.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Fair value of financials instruments:

The fair value of the note payable, related party is not practicable to estimate, due to the related party nature of the underlying transactions. The carrying amounts of the Company’s other financial instruments approximate fair value because of their variable interest rates and \ or short maturities.

Much of the information used to determine fair values is highly subjective and judgmental in nature and, therefore the results may not be precise. In addition, estimates of cash flows, risk characteristics, credit quality and interest rates are all subject to change. Since the fair values are estimated as of the balance sheet date, the amounts, which will actually be realized or paid upon settlement or maturity of the various instruments, could be significantly different.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

1.     Organization and summary of significant accounting policies (continued):

Stock-based compensation:

SFAS No. 123, Accounting for Stock Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has provided pro forma disclosures of net income as if the fair value based method of accounting for stock-based compensation, as prescribed by SFAS No. 123, had been applied. Options issued to non-employees or directors for services are accounted for in accordance with SFAS No. 123.

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2003, a dividend yield of 0%; risk-free interest rates of 4.4% and 3.7%; an expected life ranging from 5-10 years; and an expected volatility of 113% and 111%, respectively. The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation to its stock-based employee plans.

	2004	2003
Net loss, as reported	$(2,092,000)	$(1,717,000)
Deduct: Total stock-based employee compen-
sation expense determined under fair value
based method for awards granted, modified
or settled, net of related tax effects	(447,000)	(195,000)

Pro forma net loss	$(2,539,000)	$(1,912,000)

Loss per share:
Basic and diluted - as reported	$(0.19)	$(0.19)

Basic and diluted - pro forma	$(0.23)	$(0.21)

Income (loss) per share:

Basic earnings (loss) per share includes no dilution and is computed by dividing net earnings (loss) available to stockholders by the weighted number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the Company’s earnings. The effect of the inclusion of the dilutive shares would have resulted in a decrease in loss per share. Accordingly, the weighted average shares outstanding have not been adjusted for dilutive shares.

Comprehensive income:

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of comprehensive income, which includes certain items not reported in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. During the years ended December 31, 2004 and 2003, the Company did not have any components of comprehensive income to report.

1.     Organization and summary of significant accounting policies (continued):

Recently issued accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

In December 2003, the FASB issued SFAS Interpretation 46R (“FIN 46R”), a revision to SFAS Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for certain provisions relating to mandatorily redeemable non-controlling interests, which have been indefinately deferred. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company. Management believes if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on the Company’s operations or financial condition.

2.     Global Development and Distribution Agreement \ Deferred Revenue

In March 2003, the Company entered into a global development and distribution agreement with Merial Limited (“Merial”). The agreement provides Merial with exclusive rights to market and distribute the Company’s new, patent-pending diagnostic blood test. The test is designed to be used approximately 18 days after insemination to determine the early pregnancy status of dairy and beef cattle. Upon execution of the agreement the Company received $200,000, which has been recorded as deferred revenue. During June 2003, AspenBio determined that the results of its large-scale field trial were not proceeding as anticipated. The results continue to be analyzed and modifications to the test are ongoing. AspenBio believes improvements to the test need to be achieved. Accordingly, the test was not launched by October 2003 and receipt of the second development payment of $700,000 from Merial also has been delayed. Such payment could be reduced or eliminated if Merial is not satisfied with the test results or the product. Should Merial elect to terminate the agreement, they may also request a refund of 50% ($100,000) of the development payment received to date. Pursuant to the agreement, if the Company terminates the agreement within three years from the launch date, as defined in the agreement, monies paid by the third party must be refunded on a pro-rata basis.

3.        Inventories:

Inventories consisted of the following at December 31, 2004:

Finished goods	$139,007
Goods in process	149
Raw materials	63,247

$202,403

4.       Property and equipment:

Property and equipment consisted of the following at December 31, 2004:

Land and improvements	$1,107,508
Building	2,589,231
Lab equipment	434,466
Office and computer equipment	74,808

4,206,013
Less accumulated depreciation	652,598

$3,553,415

5.       Intangible and other assets:

Intangible and other assets consisted of the following at December 31, 2004:

Patents and trademarks and applications	$425,586
Deferred consulting costs, net of accumulated
amortization of $426,458	18,542
Deferred loan costs, net of accumulated
amortization of $7,459	49,626

$493,754

The Company capitalizes legal costs and filing fees associated with obtaining patents on its new discoveries. Once the patents have been issued, the Company will amortize these costs over the shorter of the legal life of the patent or its estimated economic life. Loan and deferred consulting costs are being amortized over the term of the related agreements using the straight-line method.

6.        Line of Credit:

The Company has a $150,000 line of credit agreement with a bank, which matures April 30, 2005. The facility bears interest at the prime rate plus 1% (with an interest rate floor of 6.5%). The line of credit is collateralized by the assets of the Company and guaranteed by the largest stockholder and former president of the Company. The line modifies a prior $250,000 line that matured June 30, 2004. As of December 30, 2004, there was no amount outstanding on the line.

7.        Notes Payable — Related Parties:

During June 2003, the Company’s largest stockholder and former president agreed to consolidate the Company’s previously outstanding notes payable to him in the aggregate principal amount of $958,651, into one new note with an interest rate of 6% per annum and the maturity date extended to June 2008. Based upon revised agreements entered into in 2004, following the Company achieving specified fund raising levels, an advance principal payment of $200,000 was made on the note in August 2004, and thereafter thirty-six monthly payments of $10,000 are being made, with the then remaining balance due at that time.

During August 2003, the Company finalized an agreement with the holder of a $500,000 convertible note payable which matured in July 2003, to convert $150,000, plus $38,281 in accrued interest into common stock, be repaid $300,000 in principal and have $50,000 remain outstanding under a new 10% note due November 26, 2003. In consideration for the revisions that were made to the note, the Company agreed to reduce the conversion price from the $1.50 per share under the original note to $1.00 per share for the converted portion. Additionally, the Company granted the holder a warrant to purchase 250,000 shares of common stock at $1.50 per share through July 2005. As a result of the reduction in the conversion rate to $1.00 per share, the Company recorded a debt conversion inducement expense of $81,500, representing the value of the additional shares received as of the date of conversion. The value of the warrant granted to the holder was computed and allocated to the components of the transaction. The value of the portion allocated to the new debt was recorded as additional interest expense over the life of the new note. The $50,000 remaining balance under the note plus accrued interest of $2,100 was repaid on December 3, 2003.

During October 2003, the Company completed a $350,000 offering of convertible debt. The unsecured 8% notes were due at the earlier of May 2004 or at the time $1,000,000 was raised in an equity offering. The debt offering consisted of a note for $1.00 and one share of common stock for each $1.00 invested in the notes. To reduce the amount of the dilution as a result of the debt offering, the Company’s largest stockholder and former president contributed 350,000 shares of common stock to the Company that were used in the offering. The proceeds of the offering have been allocated between the estimated value of the notes, the stock and the warrant, based upon their respective estimated fair values. The amount allocated to the non-debt elements was accreted back to the debt as additional interest expense over the life of the notes. The Placement Agent selling the notes received fees and expenses of 13% of the proceeds raised plus a warrant to acquire 150,000 shares of common stock at $1.50 per share exercisable through June 2006. During December 2003 an equity offering exceeding $1,000,000 was closed and accordingly, the bridge loans matured. Out of the total $350,000, $205,000 was converted into common stock of the Company at $1.00 per share, $145,000 was repaid in December 2003 and the remaining $45,000 was paid in January 2004.

In the third quarter of 2003, Cambridge Holdings, Ltd., a stockholder of the Company, loaned a total of $40,000 under two notes to the Company. The proceeds of the notes were used for working capital, with the notes due on demand bearing interest at 10%. During December 2003 these notes and accrued interest of $1,322 was repaid. During 2004 Cambridge Holdings, Ltd., advanced $10,000 under a note for working capital. The loan plus interest was repaid in 2004.

During April 2004 a stockholder advanced the Company $51,360 under a ninety-day unsecured note, bearing interest at 10%. Proceeds from the note were used for corporate obligations. The note and accrued interest of $1,398, was repaid in July 2004.

During the years ended December 31, 2004 and 2003, interest expense of approximately $58,000 and $104,000, respectively, was incurred on notes payable to stockholders. At December 31, 2004, accrued interest expense, due to stockholders was approximately $3,900 and is included with accrued expenses on the accompanying balance sheet.

8.      Debt Agreements

         Mortgage note -

During June 2003, the Company closed on a $3,250,000 permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 39% that is guaranteed by the U. S. Small Business Administration ("SBA"). The loan is collateralized by the real property and is also personally guaranteed by the Company’s largest stockholder and former president. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the effective rate for 2004 and the SBA portion bears interest at the rate of 4.42%. The loan requires total monthly payments of approximately $23,700. At December 31, 2004 the outstanding balance under the mortgage totaled $3,188,141.

Prior to closing on the mortgage obligation, the Company utilized a construction loan to finance construction of its new facility. Interest on the construction loan was at the Wall Street Journal prime rate plus 1% with a floor of 6%. The loan was collateralized by first deed of trust on building and $350,000 restricted cash and was guaranteed by a stockholder. In connection with the construction loan, the Company was required to obtain a $395,593 letter of credit naming the Town of Castle Rock Public Works Department as the beneficiary. The letter of credit expired with no amounts having been drawn when the permanent mortgage was closed. For the year ended December 31, 2003, during the construction period, interest expense on this loan of $27,401, was capitalized to construction in progress.

        Minimum annual principal payments due on all long-term notes payable are as follows:

Year ending December 31,	Notes payable	Related Parties
2005	$77,200	$75,156
2006	81,613	79,791
2007	86,301	626,529
2008	91,275	—
2009	96,552	—
Thereafter	2,755,200	—

Total	$3,188,141	$781,476

9.      Stockholders’Equity and Associated Agreements

During the fourth quarter of 2003 the Company completed the sale of 1,087,750 shares of the Company’s common stock, generating net proceeds to the Company of $923,000 after deducting offering expenses. In connection with the offering the Company paid fees of $121,725 to the placement agent and also granted the agent warrants to purchase 474,995 shares of common stock at $1.50 per share, exercisable until June 1, 2006.

As of September 30, 2003 the Company repurchased and retired 500,000 shares of common stock from a stockholder for total consideration of $100,000.

During February 2004 the Company sold 342,857 shares of common stock and in March an additional 114,286 shares were sold each at $.875 per share (as subsequently revised per the terms of the investment agreements). The investors were also granted warrants to purchase 457,143 shares of common stock at $1.50 per share.

During the first quarter of 2004, a previous consulting agreement was amended whereby the consultant agreed to terminate 50,000 options that the Company had agreed to issue and 5,000 common shares previously issued to the consultant were returned to the Company.

The Company’s president had agreed that 2,250,000 of the 4,246,757 shares of the Company’s common stock owned by him would be voted at shareholder meetings in the same proportion as the other shares of the Company’s common stock are voted. This voting arrangement was terminated on July 21, 2004 in connection with the agreement whereby he contributed 1,896,757 shares back to the Company for no consideration as discussed below.

During April 2004 the Company signed a license agreement with a university, providing the Company with rights to the university’s patent rights for specified animal health uses. In connection with that agreement, the Company issued 138,298 shares of common stock to the university valued at $130,000 plus agreed to a cash payment of $60,000 at inception.

During 2004, the Company issued a total of 20,286 common shares for services. The shares were valued at their fair market value when issued, which totaled $18,000.

The Company closed on $2,535,000, ($1,247,500 on July 21, 2004 and $1,287,500 on August 19, 2004) under a Private Placement of unregistered Units (consisting of 20,000 common shares and 20,000 warrants exercisable for three years at $1.50/ share for $17,500 per Unit) through its placement agent. The purpose of the private placement is to raise funds for working capital, new product development and general corporate purposes. As a result of that funding, under an agreement previously entered into with the Company’s president and principal shareholder, the shareholder contributed 1,896,757 common shares he owned of the Company, back to the Company for no consideration, which reduced the outstanding shares by that amount. Additionally, the voting agreement described above was terminated as part of this transaction. A principal reduction was also made in a note owed to the Company’s president as described in Note 7. The equities sold in this offering were subsequently registered in October 2004.

At the Company’s Annual Meeting of its shareholders held in May 2004, an amendment to the Company’s Articles of Incorporation was approved to increase the number of authorized shares of Common Stock to 30,000,000 from 15,000,000.

10.    Stock Options and Warrants

           Stock options

In 2002, the Board of Directors of the Company adopted the 2002 Stock Incentive Plan for the benefit of certain employees and consultants. The Company has reserved a total of 1,500,000 shares, (as amended at the May 2004 Annual Meeting), of its common stock for issuance pursuant to the exercise of options to be granted. An Option Committee of the Board of Directors administers the Plan. The exercise prices of the options granted are determined by the Option Committee and are established at the estimated fair value of the Company’s common stock at the date of grant. The Option Committee determines the term of each option, the number of shares for which each option is granted and the rate at which each option is exercisable. Options are granted with terms not to exceed 10 years. To date all options granted under the Plan, at the dates of the grants, the exercise prices of the options were equal to the estimated fair value of the Company’s common stock, therefore, no compensation expense, other than that for options granted to the Company’s advisory board, has been recorded for the options granted.

A summary of the status of the Company’s stock options as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of
year	260,000	$1.45	250,000	$1.05

Granted	1,375,000	$.96	310,000	$1.49

Exercised	—		—
Forfeited	50,000		300,000

Outstanding, end of year	1,585,000	$1.04	260,000	$1.45

Options exercisable end
of year	170,001	$1.32	16,667	$1.25

During the year ended December 31, 2004, a total of 1,375,000 options were granted under the 2002 Stock Incentive Plan at exercise prices ranging from $.61 to $1.50 per share. Subsequent to December 31, 2004, an additional 1,030,000 options were granted to officers and employees under the Plan at exercise prices of $.60 to $.80 per share.

Prior to the establishment of the 2002 Stock Incentive Plan, on August 1, 2001, the Board of Directors granted stock options to two directors to acquire a total of 200,000 shares for $1 per share. The options were fully vested on December 31, 2001 and expire August 1, 2006.

Included above, in options granted under the Company’s 2002 Stock Incentive Plan are 475,000 options granted in August, November and December 2004, to the Company’s advisory board. Operating expenses for the year ended December 31, 2004 include $55,872, representing the estimated value of those options for 2004. An additional 50,000 options were granted to a new advisory board member subsequent to December 31, 2004, exercisable at $.70 per share.

As of December 31, 2004, the Company had 1,585,000 stock options outstanding under its 2002 Stock Incentive Plan at exercise prices ranging from $.61 to $1.50. These options had a weighted average contractual life remaining of 9.4 years and a weighted average exercise price of $1.04. Of these options 170,001 were then exercisable at a weighted average exercise price of $1.32.

        Common stock purchase warrants

On December 28, 2001, the Company entered into an agreement to sell 1,000,000 shares of common stock and 830,000 warrants to purchase common stock at $1.00 per share for total consideration of $600,000 and a consulting contract. The warrants are currently exercisable and expire in January 2007.

In July 2002 the Company issued a total of 375,000 warrants. The warrants entitle the holders to exercise their warrants to purchase shares of common stock at $1.50 per share at any time through July 2005.

In August 2003 the Company issued 250,000 warrants in connection with a conversion of debt. The warrants entitle the holder to exercise their warrants to purchase shares of common stock at $1.50 per share at any time through June 2006.

During September to December 2003 the Company issued a total of 624,995 warrants in connection with bridge loans and common shares sold in the 2003 private placement of common stock. The warrants entitle the holders to exercise their warrants to purchase shares of common stock at $1.50 per share at any time through June 2006.

In connection with a private placement offering closed during July and August 2004, the Company issued an additional 2,897,143 warrants, exercisable at $1.50 per share, expiring in five years.

11.     Income Taxes

Income taxes at the federal statutory rate are reconciled to the Company’s actual income taxes as follows:

	2004	2003
Federal income tax expense (benefit) at 34%	$(711,000)	$(584,000)
State income tax net of federal tax effect	(69,000)	(57,000)
Permanent items	(3,000)	28,000
Valuation allowance	783,000	613,000

	—	—

As of December 31, 2004 the Company has net operating loss carry forwards of approximately $4,170,000 for federal and state tax purposes, which are available to offset future taxable income, if any, expiring through December 2024. A valuation allowance was recorded at December 31, 2004 due to the uncertainty of realization of deferred tax assets in the future.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004 are as follows:

Current deferred tax assets (liabilities):
Net operating loss carry forwards	$1,417,000
Accounts receivable	1,000
Property and equipment	3,000
Goodwill	(8,000)
Deferred revenue	68,000

Deferred tax asset	1,481,000
Valuation allowance	(1,481,000)

Net current deferred tax asset	$—

12.    Commitments and Contingencies

          Customer concentrations

At December 31, 2004, one customer accounted for 42% and a second customer accounted for 32%, of total accounts receivable. At December 31, 2003, no one customer accounted for more than 10% of total accounts receivable. One customer accounted for 52% and 54% of total net sales for the years ended December 31, 2004 and 2003. A second customer accounted for 18% of total net sales for the year ended December 31, 2004.

          Consulting Agreement

During January 2004 the Company entered into an agreement with a consulting organization to provide investor relations services to the Company for a term of twelve months. The consulting organization was initially being compensated at the rate of $6,000 per month, until certain specified conditions were met and then increased to $8,000 per month. The consultant was also granted options, expiring in January 2009, to acquire 800,000 shares of common stock of the Company at a price of $1.07 per share. The Company has determined the value of the 800,000 options to be $445,000 and recorded this amount as a deferred consulting cost, included with other intangible assets, with a corresponding increase to equity. The deferred consulting cost is being amortized over the one-year life of the agreement.

During the course of the agreement, the Company believed that is was not receiving benefit from the contractor and notified contractor that it was discontinuing payments under the agreement. On November 29, 2004, the contractor filed a complaint in New York against the Company. The complaint seeks compensation for amounts allegedly owed under the agreement. The Company filed an answer and counter claims against the consultant on January 25, 2005. Management believes the contractor’s claims are without merit and that the contractor failed to perform as promised under the agreement. The contractor is seeking approximately $47,000 in damages. The Company has counter claimed for approximately $91,000 in damages plus cancellation of 800,000 options issued to the contractor that are exercisable to purchase the Company’s common stock.

        Development and license agreements

The Company has entered into three separate agreements under which the Company obtained exclusive proprietary rights to certain patents, licenses and technology to manufacture, market and sell newer developed products. Under the agreements, the Company is obligated to make certain minimum annual payments totaling $45,000, plus milestone payments, as defined, based on a percentage of sales of the products. For the years ended December 31, 2004 and 2003, there were no such commercial sales. Under one of the agreements entered into in 2004, the Company acquired rights to the university’s patent portfolio for use in the animal health industry for a total cost of $190,000, of which $60,000 was paid in cash and $130,000 was paid in Company common shares and the Company agreed to fund $46,550, which has now been paid for consulting and research assistance on one of the Company’s products in development.

The Company with 30 days notice and without future obligations may terminate the agreements.

        Employment agreements

The Company has entered into employment agreements with two executives requiring minimum annual compensation totaling $250,000 through 2006.

AspenBio, Inc.
Balance Sheet
June 30, 2005

(Unaudited)

ASSETS
Current assets:
Cash	$3,203,499
Accounts receivable, net	66,450
Inventories (Note 2)	155,717

Total current assets	3,425,666

Property and equipment, net (Notes 3 and 4)	3,480,199

Other assets:
Goodwill	387,239
Other intangibles	520,247

Total other assets	907,486

Total assets	$7,813,351

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$149,336
Accrued expenses	60,801
Current portion of notes payable:
Mortgage note (Note 4)	77,200
Related party (Note 4)	75,156

Total current liabilities	362,493

Mortgage note payable, less current portion (Note 4)	3,072,637
Note payable, related party (Note 4)	669,641
Deferred revenue (Note 1)	200,000

Total liabilities	4,304,771

Commitments and contingencies (Note 7)
Stockholders' equity (Note 5):
Common stock, no par value, 30,000,000 shares authorized;
15,720,940 shares issued and outstanding	9,288,933
Accumulated deficit	(5,780,353)

Total stockholders' equity	3,508,580

Total liabilities and stockholders' equity	$7,813,351

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio, Inc.
Statements of Operations
Periods Ended June 30, (Unaudited)

	Three Months Ended		Six Months Ended
	2005	2004	2005	2004
Sales	$307,316	$203,533	$457,555	$336,919
Cost of sales	186,932	88,355	290,442	175,501

Gross profit	120,384	115,178	167,113	161,418
Operating Expenses:
selling, general and
administrative	285,599	409,433	566,639	711,359
Research and development	169,204	123,820	300,555	272,840

Total operating expenses	454,803	533,253	867,194	984,199

Operating loss	(334,419)	(418,075)	(700,081)	(822,781)
Interest expense, net	56,551	99,311	119,904	182,825

Net loss	$(390,970)	$(517,386)	$(819,985)	$(1,005,616)

Basic and diluted loss per
share	$(.03)	$(.05)	$(.06)	$(.10)

Basic and diluted weighted
average shares outstanding	14,092,017	10,645,359	12,909,659	10,490,128

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio, Inc.
Statements of Cash Flows
Six Months Ended June 30, (Unaudited)

	2005	2004
Cash flows from operating activities
Net loss	$(819,985)	$(1,005,606)
Adjustments to reconcile net loss to
net cash used by operating activities
Depreciation and amortization	135,285	323,227
Stock and options issued for services	66,936	—
(Increase) decrease in:
Accounts receivable	130,006	(46,696)
Inventories	46,686	4,399
Prepaid expenses and other current assets	—	18,718
Increase (decrease) in:
Accounts payable	8,805	277,172
Accrued liabilities	(81,096)	111,193

Net cash used by operating activities	(513,363)	(317,593)

Cash flows from investing activities
Purchases of property and equipment	(40,672)	(27,754)
Patent and trademark application costs	(47,890)	(83,418)
Purchase of other assets	—	(20,000)

Net cash used by investing activities	(88,562)	(131,172)

Cash flows from financing activities
Proceeds from issuance of notes payable	—	51,360
Repayment of notes payable	(74,983)	(80,739)
Proceeds from issuance of common stock	3,302,302	342,375

Net cash provided by financing activities	3,227,319	312,996

Net increase (decrease) in cash	2,625,394	(135,769)

Cash at beginning of period	578,105	148,132

Cash at end of period	$3,203,499	$12,363

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$129,100	$147,100
Schedule of non-cash investing and financing transactions:
Stock options issued for consulting services	$—	$445,000
Common stock issued for patent rights	$—	$130,000

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio, Inc.
Notes to Condensed Financial Statements
(Unaudited)

            INTERIM FINANCIAL STATEMENTS

The accompanying financial statements of AspenBio, Inc. (the “Company” or “AspenBio”) have been prepared in accordance with the instructions to quarterly reports on Form 10-QSB. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at June 30, 2005, and for all periods presented have been made. Certain information and footnote data necessary for fair presentation of financial position and results of operations in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted. It is therefore suggested that these financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in the Company’s Annual Report on Form 10-KSB. The results of operations for the period ended June 30, 2005 are not necessarily an indication of operating results for the full year.

Note 1 — Global Development and Distribution Agreement

        In March 2003, the Company entered into a global development and distribution agreement with Merial Limited (“Merial”). The agreement provides Merial with exclusive rights to market and distribute the Company’s new, patent-pending diagnostic blood test (the “Test”). The Test is designed to be used approximately 18 days after insemination to determine the early pregnancy status of dairy and beef cattle. Upon execution of the agreement the Company received $200,000, which has been recorded as deferred revenue. During 2003, AspenBio determined that the results of its large-scale field trial were not proceeding as anticipated. Trial results continue to be updated and analyzed and modifications to the Test are ongoing. AspenBio believes improvements to the Test need to be achieved. Accordingly, the Test was not launched by October 2003 and receipt of the second development payment of $700,000 from Merial also was delayed. Such payment could be reduced or eliminated if Merial is not satisfied with the results or the Test. The Company is in regular communication with Merial, continues to work on development of the Test, including the utilization of outside consultants, and believes that progress is being made on the Test, but cannot currently estimate a revised launch date. Pursuant to the agreement, if the Company terminates the agreement within three years from the launch date, as defined in the agreement, monies paid by Merial must be refunded on a pro-rata basis.

Note 2 — Inventories

As of June 30, 2005, total inventories consisted of:

Finished goods	$83,185
Goods in process	149
Raw materials	72,383

Total inventories	$155,717

Note 3 — Property and Equipment

Property and equipment at June 30, 2005, consisted of the following:

Land and land improvements	$1,107,508
Building	2,589,231
Equipment	549,946

4,246,685
Less accumulated depreciation
and amortization	766,486

Property and equipment, net	$3,480,199

Note 4 — Debt Agreements

The Company had a $150,000 revolving line of credit with a bank that matured April 30, 2005, bearing interest at the prime rate plus 1% (with an interest rate floor of 6.5%). The line of credit was collateralized by the assets of the Company and guaranteed by the former president of the Company. At maturity no balance was outstanding on the line of credit. The Company and the bank mutually agreed not to renew the line of credit.

The Company has a $3,250,000 permanent mortgage facility on its land and building. The mortgage is held by a commercial bank and includes a portion guaranteed by the U. S. Small Business Administration. The loan is collateralized by the real property and is also personally guaranteed by a stockholder of the Company. The average approximate interest rate is 6.5% and the loan requires monthly payments of approximately $23,700.

During June 2003, the Company’s largest stockholder agreed to consolidate the Company’s previously outstanding notes payable to him in the aggregate principal amount of $958,651, into one new note with an interest rate of 6% per annum and the maturity date extended to June 2008. Based upon revised agreements entered into in 2004, an advance principal payment of $200,000 was made on the note in August 2004, and thereafter thirty-six monthly payments of $10,000 are to be made, with the then remaining balance due June 2008.

Note 5 — Stockholders’ Equity and Associated Agreements

During March 2005 the Company entered into a project consulting agreement whereby 10,200 shares of restricted common stock were issued to the consultant for services. The shares were valued at $.75 per share, the fair market value at the date of the agreement.

During the six months ended June 30, 2005, a total of 1,155,000 options were granted to officers, directors and employees under the 2002 Stock Incentive Plan at exercise prices ranging from $.60 to $.93 per share.

Included with options granted under the Company’s 2002 Stock Incentive Plan are 475,000 options granted in August, November and December 2004, to members of the Company’s advisory board. An additional 125,000 options were granted to new advisory board members in 2005, exercisable at prices ranging from $.70 to $.93 per share. Operating expenses for the six months ended June 30, 2005 include $59,286, representing the estimated value of those options calculated based upon the Black-Scholes method.

As of June 30, 2005, the Company had closed on $3,497,892, under an offering of equity securities. For each $1,000,000 invested, the purchaser received 1,142,857 common shares and 1,142,857 warrants to purchase the same number of shares exercisable for five years at $1.35 per share. A total of 3,997,597 shares and 3,997,597 warrants were issued. Subsequent to June 30, 2005, the Company closed on an additional $60,000 under the same offering and the offering was thereupon terminated. A total of 68,573 shares and 68,573 warrants were issued in the offering subsequent to June 30, 2005. The offering was made to accredited investors only, including a significant investor in the Registrant’s 2004 funding. A total of $157,384 in fees was paid to a placement agent for the total offering. The placement agent was also awarded 399,760 warrants (5% each of the shares and warrants sold in the offering). The purpose of the private placement is to raise funds for working capital, new product development and general corporate purposes.

Note 6 — Customer Concentration

At June 30, 2005, one customer accounted for 52%, of total accounts receivable. For the six-month period ended June 30, 2005 one customer accounted for 61% of sales. For the six-month period ended June 30, 2004 two customers accounted for 45% and 21% of sales.

Note 7 — Consulting Agreement

During January 2004 the Company entered into an agreement with a consulting organization to provide investor relations services to the Company for a term of twelve months. The consulting organization was being compensated at the rate of $6,000 per month, until certain specified conditions were met and then it increased to $8,000 per month. The consultant was also granted options, expiring in January 2009, to acquire 800,000 shares of common stock of the Company at a price of $1.07 per share. The Company determined the value of the 800,000 options to be $445,000 and recorded this amount as a deferred consulting cost, included with other intangible assets, with a corresponding increase to equity. The deferred consulting cost was amortized on a straight-line basis over the one-year life of the agreement that expired January 2005.

During the course of the agreement, the Company believed that is was not receiving benefit from the contractor and notified the contractor that it was discontinuing payments under the agreement. On November 29, 2004, the contractor filed a complaint in New York against the Company. The complaint seeks compensation for amounts allegedly owed under the agreement. The Company filed an answer and counter claims against the consultant on January 25, 2005. Management believes the contractor’s claims are without merit and that the contractor failed to perform as promised under the agreement. The contractor is seeking approximately $47,000 in damages. The Company has counter claimed for approximately $91,000 in damages plus cancellation of 800,000 options issued to the contractor that are exercisable to purchase the Company’s common stock. Subsequent to June 30, 2005, no actions have been taken regarding this litigation other than responding to requests for the production of documents and the tentative scheduling of depositions in the matter.

Note 8 — Stock Based Compensation and Earnings Per Share

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation expense has been recognized for options granted at fair market value. The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation to its stock-based employee plans.

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005 and 2004, a dividend yield of 0%; risk-free interest rates of 4.2% and 4.3%; an expected life ranging from 5-10 years; and an expected volatility of 116% and 110%, respectively. The following table illustrates the effect on net loss and loss per share for the three and six month periods ended June 30, 2005 and 2004, if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation to its stock-based employee plans.

	Three Months Ended		Six Months Ended
	2005	2004	2005	2004
Net (loss) as reported	$(391,000)	$(517,000)	$(820,000)	$(1,006,000)
Deduct: Total stock-based
employee compensation expense
determined under fair value
based method for awards granted,
modified or settled, net of
related tax effects	(242,000)	(142,000)	(492,000)	(195,000)

Pro forma net (loss)	$(633,000)	$(659,000)	$(1,312,000)	$(1,201,000)

Loss per share:
Basic and diluted - as reported	$(.03)	$(.05)	$(.06)	$(.10)
Basic and diluted - pro forma	$(.04)	$(.06)	$(.10)	$(.11)

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of its date.

Dealer Prospectus Delivery Obligation:

         Until ______________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ASPENBIO, INC. 20,480,413 SHARES OF COMMON STOCK _____________ PROSPECTUS _____________ August __, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers

        The Company’s Articles of Incorporation provide that the Company shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in the Company’s best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to the Company’s best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified.

        A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors or in a contract.

Item 25.   Other Expenses of Issuance and Distribution

        Expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereby are as follows. Selling shareholders will be required to pay transfer tax and fees, if any, upon sale of their shares.

SEC Registration Fee		$2,001
NASD Filing Fee		$0
Accounting Fees and Expenses	$*	5,000
Legal Fees and Expenses	$*	10,000
Blue Sky Fees and Expenses	$*	1,000
Broker Commission		$0
Printing, Freight and Engraving	$*	2,000
Miscellaneous	$*	999
Total		$21,000

__________________
      * Estimates only

Item 26.   Recent Sales of Unregistered Securities

        The following is information as to all securities of the Company sold by the Company within the past three years that were not registered under the Securities Act of 1933 (the “Act”).

On July 5, 2002, we made a convertible promissory note to a shareholder in connection with a $500,000 loan from him. Of the $500,000, $350,000 was used to establish an account at the bank providing our construction loan to be used as a pledge for repayment of the construction loan. We used the balance of $150,000 for general corporate purposes. The note was convertible at the shareholder’s option into our common stock at $1.50 per share. We also issued to the shareholder warrants to purchase up to 275,000 shares of our common stock at $1.50 per share during a three-year period. During August 2003, we finalized an agreement with the holder under which $150,000 plus accrued interest of $38,281 was converted into 188,281 shares of common stock and we repaid $350,000 of the remaining debt in two payments during 2003. We relied on the private offering exemption from registration contained in Section 4(2) of the Act in making these issuances. No commissions or other remuneration was paid on this transaction.

In 2003, we also obtained a $200,000 guaranty from another shareholder, Cambridge Holdings, Ltd., and we issued to Cambridge a warrant to purchase up to 100,000 shares of our common stock at $1.50 per share for a three-year period. We relied on the private offering exemption from registration contained in Section 4(2) of the Act in making this issuance. No commissions or other remuneration was paid on this transaction.

On July 15, 2003, and September 15, 2003, the Company issued 10% promissory notes, totaling $40,000, due on demand to one accredited investor in a transaction qualifying under the exemption from registration found in Section 4(2) of the Securities Act of 1933, as amended. No commissions or other remuneration was paid on this transaction.

In September and October, 2003 the Company issued in a private placement Series A 8% Notes in the aggregate principal amount of $350,000 plus shares 350,000 shares of the Company’s common stock. The offering was made to accredited investors only in reliance on the exemption from registration found in section 4(2) of the Securities Act of 1933, as amended, and Regulation D, Rule 506 promulgated thereunder. Berry-Shino Securities, Inc. acted as placement agent for the offering and received as commissions or fees 13% of the gross proceeds plus warrants to acquire 150,000 shares of the Company’s common stock exercisable at $1.50 per share through June, 2006.

In December 2003 and January 2004 the Company issued in a private placement 1,083,750 shares of the Company’s common stock at a price of $1.00 per share. The offering was made to accredited investors only in reliance on the exemption from registration found in section 4(2) of the Securities Act of 1933, as amended, and Regulation D, Rule 506 promulgated thereunder. Berry-Shino Securities, Inc. acted as placement agent for the offering and received as Commissions or fees 13% of the gross proceeds plus warrants to acquire 226,665 shares of the Company’s common stock exercisable at $1.50 per share through June, 2006.

Between December 2003 and July 2004, we issued a total of 35,000 shares to two individuals for product development and consulting services in a transaction qualifying under the exemption from registration found in Section 4(2) of the Securities Act of 1933, as amended. No commissions or other remuneration was paid on these transactions.

In February 2004 the Company issued 342,857 shares and in March issued 114,286 shares of its common stock to one accredited investor and stockholder, in each case, under a private sale. The issuances included a total of 457,143 warrants to acquire shares of the Company’s common stock at $1.50 per share, exercisable for three years. This issuance of securities was made in reliance on the exemption from registration found in Section 4(2) of the Securities Act of 1933, as amended. Commissions, totaling approximately $52,000 were paid on these transactions.

On April 30, 2004 we issued 138,298 shares of common stock to Washington University, St. Louis, MO, in partial exchange for a licensing agreement, whereby the Company obtained the rights to specified technology. No fees or commissions were paid on this issuance and we relied on the private offering exemption from registration contained in Section 4(2) of the Act in making this issuance.

The Company issued the following stock options under its 2002 Stock Incentive Plan, vesting over three years and expiring ten years from the date of grant:

1.	On July 16, 2004 100,000 options were granted to an independent contractor, exercisable at $1.20 per share.
2.	On August 24, 2004 260,000 options were granted collectively to seven employees, exercisable at $.75 per share.
3.	On August 24, 2004 325,000 options were granted collectively to a group of seven advisors exercisable at $.75 per share.
4.	On October 1, 2004 100,000 options were granted to a Director, exercisable at $.76 per share.
5.	On November 17, 2004 100,000 options were granted collectively to two advisors, exercisable at $.61 per share.
6.	On December 1, 2004 50,000 options were granted to an advisor exercisable at $.85 per share.
7.	On February 22, 2005 130,000 options were granted collectively to a group of four employees and an advisor exercisable at $.70 per share.
8.	On May 5, 2005, 25,000 options were granted to an advisor exercisable at $.93 per share.
9.	On June 17, 2005 50,000 options were granted to an advisor exercisable at $.70 per share.

The Company issued the following stock options under its 2002 Stock Incentive Plan, vesting upon grant and expiring ten years from the date of grant:

1.	On January 24, 2005 500,000 options were granted to an officer \ director, exercisable at $.60 per share.
2.	On March 24, 2005 400,000 options were granted collectively to a group of four officers \ directors, exercisable at $.80 per share.
3.	On March 30, 2005 50,000 options were granted collectively to a director, exercisable at $.85 per share.

The foregoing option grants were made pursuant to the exemption under section 4(2) of the Act, and no commission or other remuneration was paid on the respective transactions.

On July 16, 2004 we issued 10,000 common shares valued at $1.20 per share and on August 18, 2004 we issued 10,286 shares of common stock valued at $.58 per share to contractors and employees for services rendered. These share issuances were made pursuant to the exemption under section 4(2) of the Act, and no commission or other remuneration was paid on the respective transactions.

The Company conducted a private placement of unregistered securities ("Units") totaling an aggregate of $2,535,000, with $1,247,500, having closed on July 21, 2004 and $1,287,500, having closed on August 19, 2004. Each Unit sold consisted of 20,000 common shares and 20,000 warrants exercisable for three years at $1.50/ share, at a total price of $17,500 per Unit. The offering was completed through Westminster Securities Corporation, the Company's placement agent for this offering and received as commissions or fees 8% of the gross proceeds plus warrants to acquire approximately 14.5 Units exercisable at $17,500 per Unit through August, 2009. The Unit offering was conducted in reliance on section 4(2) of the Act, Regulation D and Rule 506 promulgated thereunder.

During February 2004 the Company sold 342,857 shares of common stock and in March an additional 114,286 shares were sold each at $.875 per share (as subsequently revised per the terms of the investment agreements). The investors were also granted warrants to purchase 457,143 shares of common stock at $1.50 per share.

During the first quarter of 2004, a previous consulting agreement was amended whereby the consultant agreed to terminate 50,000 options that the Company had agreed to issue and 5,000 common shares previously issued to the consultant were returned to the Company.

On March 22, 2005, the Company issued 10,200 common shares valued at $.75 per share to a contractor for services rendered. This share issuance was made pursuant to the exemption under section 4(2) of the Act, and no commission or other remuneration was paid on the respective transactions.

From May 5, 2005 through July 8, 2005, the Company had closings of $3,497,892 under a Private Placement of unregistered securities. For each $1,000,000 invested, the purchaser received 1,142,857 common shares and 1,142,857 warrants to purchase the same number of shares exercisable for five years at $1.35 per share. A total of 3,997,597 shares and 3,997,597 warrants were issued in the offering. The offering was made to accredited investors only, including a significant investor in the Registrant's 2004 funding. The purpose of the private placement is to raise funds for working capital, new product development and general corporate purposes. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated there under. A commission of $157,384 and warrants to acquire a total of 399,760 shares was paid to Westminster Securities Corp., on the offering.

Item 27.   Exhibits

        The following is a list of all exhibits filed as part of this Registration Statement:

Exhibit No.	Description

3.1	Articles of Incorporation filed July 24, 2000(1)
3.1.1	Articles of Amendment to the Articles of Incorporation filed December 26, 2001(1)
3.1.2	Articles of Amendment to the Articles of Incorporation filed May 10, 2004(5)
3.2	Bylaws(1)
4.1(a)	Specimen Certificate of Common Stock(1)
5.1	Opinion of Burns Figa & Will, P.C. To be filed by amendment.
10.1	Agreement for Purchase of Assets and Assumption of Liabilities by and among Vitro Diagnostics, Inc., Erik Van Horne, James Musick, AspenBio, and Roger Hurst, dated August 7, 2000(1)
10.6	Voting Agreement dated June 18, 2003 between AspenBio and Roger D. Hurst and extension thereto dated October 31, 2003. (4)
10.7	2002 Stock Incentive Plan.(1)
10.8	Technology Transfer Agreement, dated October 29, 2001 between AspenBio and the University of Wyoming(1)
10.9	License Agreement for Determination of Pregnancy Status of Ungulates, dated September 25, 2001, between AspenBio and the Idaho Research Foundation Inc.(1)
10.13	Stock Option Agreement, dated August 21, 2001, between AspenBio and Gail Schoettler(1)
10.15	Promissory Note, dated May 6, 2002, made by AspenBio to Roger D. Hurst(1)
10.17	Loan Agreement to be made between FirstBank of Tech Center and AspenBio, Inc. regarding a construction loan in the principal amount of $3,250,000(1)
10.18(c)	Warrant, dated July 5, 2002, to purchase 275,000 shares of AspenBio, Inc. common stock issued to Michael Smith(1)
10.18(d)	Investor Rights Agreement, dated July 5, 2002, between AspenBio, Inc. and Michael S. Smith(1)
10.19(b)	Warrant, dated July 5, 2002, to purchase 100,000 shares of AspenBio, Inc. common stock issued to Cambridge Holdings, Ltd.(1)
10.19(c)	Investor Rights Agreement, dated July 5, 2002, between AspenBio, Inc. and Cambridge Holdings, Ltd.(1)
10.21	Distribution Agreement between AspenBio, Inc. and Merial Limited, dated March 29, 2003(3)
10.22	Debt Modification Agreement dated June 13, 2003 with FirstBank of Tech Center(4)
10.23(a)	Loan Agreement between AspenBio, Inc. and Front Range Regional Economic Development Corporation dated June 13, 2003 for $1,300,000 regarding loan for physical plant or capital equipment acquisitions(4)
10.23(b)	Promissory Note dated June 13, 2003 by AspenBio, Inc. to Front Range Regional Economic Development Corporation in principal amount of $1,300,000(4)
10.23(c)	Unconditional Guarantee dated June 13, 2003 by AspenBio, Inc. to Front Range Regional Economic Development Corporation in principal amount of $1,300,000(4)
10.24	Agreement with Washington University (St. Louis, MO) dated May 1, 2004(6)
10.25	Employment Agreement with Roger Hurst dated August 30, 2004(7)
10.26	Form of Common Stock and Warrant Purchase Agreement Dated May 12, 2005.(8)
16	Letter regarding change in certifying accountant(2)
23.1	Consent of Gelfond Hochstadt Pangburn, P.C. Filed herewith
23.2	Consent of Burns Figa & Will, P.C. Included in opinion filed as exhibit 5.1

*    Portions of Exhibits 10.8 and 10.21 have been omitted from the publicly filed copy and have been filed separately with the Secretary of the Commission pursuant to requests for confidential treatment.

(1)	Incorporated by reference from the registrant's Registration Statement on Form S-1 (file no. 333-86190), filed April 12, 2002.
(2)	Incorporated by reference from the registrant's report on Form 8-K/A filed January 10, 2003.
(3)	Incorporated by reference from the registrant's report on Form 8-K filed April 7, 2003.
(4)	Incorporated by reference from the registrant's report on Form 10-KSB/A filed March 29, 2004.
(5)	Incorporated by reference from the registrant's report on Form 10-QSB filed August 16, 2004.
(6)	Incorporated by reference from the registrant's report on Form 8-K filed May 21, 2004.
(7)	Incorporated by reference from the registrant's report on Form 8-K filed August 30, 2004.
(8)	Incorporated by reference from the registrant's report on Form 10-QSB filed August 12, 2005.

Schedules

        Schedules are omitted as the information is not required or not applicable, or the required information is shown in the financial statements or notes thereto.

Item 28. Undertakings

        The undersigned small business issuer will:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned small business issuer will:

(1)     For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)     For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Castle Rock, Colorado on August 19, 2005.

ASPENBIO, INC. /s/ Richard G. Donnelly Richard G. Donnelly, President

        The undersigned officers and/or directors of AspenBio Inc., by virtue of their signatures appearing below, hereby constitute and appoint Richard G. Donnelly or Greg Pusey, or either of them, with full power of substitution, as attorney-in-fact in their names, places and steads to execute any and all amendments to this Form SB-2 in capacities set forth opposite their names on the signature page thereof and hereby ratify all that said attorneys-in-fact or either of them may do by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard G. Donnelly Richard G. Donnelly	President, Chief Executive Officer and Director	August 19, 2005

/s/Gregory Pusey Gregory Pusey	Chairman of the Board of Directors	August 19, 2005

/s/ Gail Schoettler Gail Schoettler	Director	August 19, 2005

/s/ Douglas Hepler Douglas Hepler	Director	August 19, 2005

/s/ David E. Welch David E. Welch	Director	August 19, 2005

/s/ Jeffrey G. McGonegal Jeffrey G. McGonegal	Chief Financial Officer	August 19, 2005

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation filed July 24, 2000(1)
3.1.1	Articles of Amendment to the Articles of Incorporation filed December 26, 2001(1)
3.1.2	Articles of Amendment to the Articles of Incorporation filed May 10, 2004(5)
3.2	Bylaws(1)
4.1(a)	Specimen Certificate of Common Stock(1)
5.1	Opinion of Burns Figa & Will, P.C. To be filed by amendment.
10.1	Agreement for Purchase of Assets and Assumption of Liabilities by and among Vitro Diagnostics, Inc., Erik Van Horne, James Musick, AspenBio, and Roger Hurst, dated August 7, 2000(1)
10.6	Voting Agreement dated June 18, 2003 between AspenBio and Roger D. Hurst and extension thereto dated October 31, 2003. (4)
10.7	2002 Stock Incentive Plan.(1)
10.8	Technology Transfer Agreement, dated October 29, 2001 between AspenBio and the University of Wyoming(1)
10.9	License Agreement for Determination of Pregnancy Status of Ungulates, dated September 25, 2001, between AspenBio and the Idaho Research Foundation Inc.(1)
10.13	Stock Option Agreement, dated August 21, 2001, between AspenBio and Gail Schoettler(1)
10.15	Promissory Note, dated May 6, 2002, made by AspenBio to Roger D. Hurst(1)
10.17	Loan Agreement to be made between FirstBank of Tech Center and AspenBio, Inc. regarding a construction loan in the principal amount of $3,250,000(1)
10.18(c)	Warrant, dated July 5, 2002, to purchase 275,000 shares of AspenBio, Inc. common stock issued to Michael Smith(1)
10.18(d)	Investor Rights Agreement, dated July 5, 2002, between AspenBio, Inc. and Michael S. Smith(1)
10.19(b)	Warrant, dated July 5, 2002, to purchase 100,000 shares of AspenBio, Inc. common stock issued to Cambridge Holdings, Ltd.(1)
10.19(c)	Investor Rights Agreement, dated July 5, 2002, between AspenBio, Inc. and Cambridge Holdings, Ltd.(1)
10.21	Distribution Agreement between AspenBio, Inc. and Merial Limited, dated March 29, 2003(3)
10.22	Debt Modification Agreement dated June 13, 2003 with FirstBank of Tech Center(4)
10.23(a)	Loan Agreement between AspenBio, Inc. and Front Range Regional Economic Development Corporation dated June 13, 2003 for $1,300,000 regarding loan for physical plant or capital equipment acquisitions(4)
10.23(b)	Promissory Note dated June 13, 2003 by AspenBio, Inc. to Front Range Regional Economic Development Corporation in principal amount of $1,300,000(4)
10.23(c)	Unconditional Guarantee dated June 13, 2003 by AspenBio, Inc. to Front Range Regional Economic Development Corporation in principal amount of $1,300,000(4)
10.24	Agreement with Washington University (St. Louis, MO) dated May 1, 2004(6)
10.25	Employment Agreement with Roger Hurst dated August 30, 2004(7)
10.26	Form of Common Stock and Warrant Purchase Agreement Dated May 12, 2005.(8)
16	Letter regarding change in certifying accountant(2)
23.1	Consent of Gelfond Hochstadt Pangburn, P.C. Filed herewith
23.2	Consent of Burns Figa & Will, P.C. Included in opinion filed as exhibit 5.1

*    Portions of Exhibits 10.8 and 10.21 have been omitted from the publicly filed copy and have been filed separately with the Secretary of the Commission pursuant to requests for confidential treatment.

(1)	Incorporated by reference from the registrant's Registration Statement on Form S-1 (file no. 333-86190), filed April 12, 2002.
(2)	Incorporated by reference from the registrant's report on Form 8-K/A filed January 10, 2003.
(3)	Incorporated by reference from the registrant's report on Form 8-K filed April 7, 2003.

(4)	Incorporated by reference from the registrant's report on Form 10-KSB/A filed March 29, 2004.
(5)	Incorporated by reference from the registrant's report on Form 10-QSB filed August 16, 2004.
(6)	Incorporated by reference from the registrant's report on Form 8-K filed May 21, 2004.
(7)	Incorporated by reference from the registrant's report on Form 8-K filed August 30, 2004.
(8)	Incorporated by reference from the registrant's report on Form 10-QSB filed August 12, 2005.